



STARBUCKS CORPORATION FISCAL 2004 ANNUAL REPORT



Willie Nelson
Artist's Choice

Innovation





Strength







Heritage



The Humble Coffee Tree.

Not only integral to our success as a Company,
it also serves as a wonderful example for us to follow.

Draw from your roots. Trust in and nurture
the strength of your core.

Always reach upward. Always reach out.

And perhaps most important, always give back.

Cover photo: OUR MUSE AND OUR INSPIRATION.
On an Earthwatch Institute research expedition to the Tarrazú region of Costa Rica, partner Matt Peloza shot this close-up of a coffee tree with young cherries, one of many covering the fertile township of Dota.

Coffee trees have roots, and so do we. And this past year, we turned to those roots with a renewed passion.


Heritage

A passion that led us to encourage all of our employees (whom we call partners) to gain an even deeper understanding of coffee through our Coffee Master certification program. To earn the title of Coffee Master, participants must pass demanding tests on the intricacies and nuances of coffee. Currently, there are about 4,750 Coffee Masters in the United States and 2,300 internationally. Our goal is to increase this number until at least one black apron–clad Coffee Master graces every Company-owned Starbucks around the globe. Why? Simply because whenever our partners can add to their wealth of knowledge, our customers benefit too.

Our passion also took us hundreds of thousands of miles to the highest mountain tops and the most remote villages to discover coffees worthy of being featured in our new Black Apron Exclusives™ line. Named after the prestigious black apron worn by our Coffee Masters, these precious, rare coffees are only available in limited quantities and represent the pinnacle of coffee – the very best of the best. This quest to bring our customers the finest coffees from around the world will never end.

We also continued our commitment to coffee farmers through our newly established Coffee and Farmer Equity (C.A.F.E.) Practices, our global coffee buying program, as well as through our Farmer Support Center in San José, Costa Rica. Our efforts include paying farmers premium prices for their coffee, establishing direct relationships, providing access to credit and collaborating with them to implement new and sustainable farming techniques. In doing this, we hope to help ensure a better life for the farmers, their families and their communities and, in turn, help ensure a long-term supply of high quality coffee.



We travel far and wide to discover Starbucks® Black Apron Exclusives™



Even then, thousands of coffees are tasted before one receives the Starbucks® Black Apron Exclusives™ label.



Coffee farmers help us thrive, and we do our best to return the favor.

HERITAGE


★STARBUCKS COFFEE★
COFFEE MASTER

Janeen Simmons and Kerrie Renfrow, two Coffee Masters from our very first store in Pike Place Market, Seattle.

Strength



People are our strength. Our support. The very reason we stand tall.

From farmers and partners to customers and shareholders, we rely, with gratitude, upon you. And so we make it our job, every single day, to nurture those who keep us strong.

To help support the coffee-farming communities who contribute so greatly to our success, we traveled to 12 countries over the course of last year. We helped build a bridge in Ethiopia to allow the safe passage of crops, goods, relief aids and development materials, which impacted nearly 70,000 people living in the region. We expanded a primary school in Guatemala to help improve education and foster community pride. And most recently, we traveled to East Timor to offer farmers further coffee education and provide them with tools to help them succeed in their struggling economy.

We ventured to Washington, D.C., to help gain lawmaker support for healthcare benefits, which could affect millions of uninsured Americans. At the same time, we proudly serve as a role model for other large corporations by providing healthcare benefits to eligible part-time and full-time partners – something we've done since the early days of our Company.

It's a good start, but, as always, there is so much more we hope to accomplish.



WE WORK TO MAKE EVERY *STARBUCKS EXPERIENCE* AS GREAT AS THE LAST.



WE ASSISTED IN BUILDING A BRIDGE IN ETHIOPIA TO HELP COFFEE-FARMING COMMUNITIES.



STARBUCKS PARTNERS HOWARD SCHULTZ, DAVE PACE AND CHET KUCHINAD DISCUSS THE IMPORTANCE OF EMPLOYER-PROVIDED HEALTHCARE BENEFITS WITH U.S. REPRESENTATIVE JOE BARTON (R-TX).


STRENGTH

Costa Rican coffee farmer Gerardo Alfano, one of thousands of farmers producing the world's finest coffee.



So we ventured into several new territories. (Trees, after all, know how to bend in the wind.)

Our commitment to music as an integral part of the *Starbucks Experience* was invigorated as we opened a Hear Music™ Coffeehouse in Santa Monica, California, in March 2004. We then launched Hear Music™ XM Satellite Radio Channel 75 and introduced Hear Music™ media bars in 45 stores in Seattle, Washington, and Austin, Texas, in October 2004. Each Hear Music™ media bar allows customers to use the powerful, yet simple technology to create custom CDs by choosing from thousands of established and emerging artists. As we did with coffee, it's our hope that these innovations will transform the music industry.

This past year we were also honored to work with the legendary Ray Charles, who collaborated on a CD of duets with other famous musicians before his sad passing. The venture was a momentous event on its own, made even more significant when the album sold more in our stores than any other retail outlet, and reached No. 1 on the R&B charts.

Along with offering new sounds, we did our best to delight our customers with new, varied menu items. For those customers looking for lighter choices, we unveiled Frappuccino® Light Blended Beverages and other reduced-calorie options. Meanwhile, we also offered a new selection of desserts to complement our fine coffees. And in the second quarter of 2005, we will introduce Chantico,™ our indulgent drinking chocolate, inspired by the thick, hot chocolate beverage served in Mexico and Spain centuries ago.

As we continued to grow, we were able to expand abroad, thanks to the help of our overseas partners. We were thrilled to introduce the *Starbucks Experience* to two new countries, France and Cyprus, bringing our total to more than 2,400 stores in 33 countries outside the United States. Every new store is full of opportunity, responsibility and, of course, pride.



A HEAR MUSIC™ MEDIA BAR, WHERE YOU CAN BURN CDS TO YOUR HEART'S CONTENT.



THE INCOMPARABLE RAY CHARLES, WITH FRIEND WILLIE NELSON.



FOR OUR CALORIE-CONSCIOUS CONSUMERS, WE INTRODUCED FRAPPUCCINO® LIGHT BLENDED BEVERAGES.

INNOVATION



Melina Wong discovering new favorite songs at the Hear Music™ media bar.

With the proper care, coffee trees give back. And they give back abundantly.

Through the generous spirit of our partners, customers and shareholders, we are able to do the same.

Sometimes giving back means traveling to Central America as part of an Earthwatch expedition. Working with scientists and a local cooperative of coffee growers, 10 Starbucks customers assisted in restoring an area of Costa Rican rainforest where less than 10 percent of the original forest remains.

Sometimes it means supporting existing programs by giving to charitable organizations through The Starbucks Foundation. Through Youth Leadership grants, the Foundation funds innovative programs – particularly those in ethnically diverse communities – that embrace cultural diversity and literacy and involve families, schools and neighborhood organizations.

And other times it means promoting environmental awareness during Earth Month, and educating both customers and partners on how to take better care of our planet all year round through recycling, waste reduction and energy efficiency.

No matter where we are, in every activity and on every day, we humbly do our best to set a responsible example.

At the same time, we are constantly mindful that every part of our Company has room to grow. To improve.

As we look back over a fruitful year, we thank you.

Thank you for the opportunity to stand strong. To branch out. And, as every well-tended coffee tree should, to flourish.

To Our Shareholders,

At Starbucks, the success of each year has surpassed the previous one, and each time we begin to write this letter our belief in the power of our brand, optimism for the future and deep gratitude to all those who have made it possible have been even greater. Fiscal 2004 was no exception – this was the most impressive performance we have enjoyed to date, and as we have stated before, we truly believe that the best is yet to come. The Starbucks brand resonates with people around the world because it is authentic – we strive for absolute congruence between our actions and our values, and we humbly represent the best of our heritage as we continually endeavor to create a wonderful experience for our customers and build enduring value for our shareholders.

We are extremely pleased to share the story of another year of exceptional achievements for Starbucks. In the context of a world economy still reeling from several years of downturns and setbacks, our financial performance was overwhelmingly positive. During fiscal 2004, Starbucks delivered a roster of outstanding accomplishments, including consolidated net revenues of $5.3 billion – an increase of 30 percent. Excluding the impact of the 53rd week in fiscal 2004, consolidated net revenues increased by more than $1 billion, or 27 percent, from fiscal 2003. We also enjoyed annual comparable store sales growth of 10 percent – marking our first full year of double-digit growth in more than a decade, and the 13th consecutive year of comparable store sales growth of 5 percent or greater. We also achieved earnings per share (EPS) of $0.95 – a full $0.10 above the high end of our original target announced in July 2003.

In addition, we opened a record 1,344 stores worldwide, including our 500th store in Europe and 413 new retail locations outside the United States. We also posted full-year profitability for Starbucks Coffee International operations, both including and excluding Canada. Given our sustained success to date, we believe that we previously underestimated the scope of the long-term opportunity for Starbucks. Accordingly, we recently increased our ultimate projected growth from 25,000 to at least 30,000 stores worldwide, with at least 15,000 locations outside the United States.

History tells us that the *Starbucks Experience* has a rich emotional connection for people everywhere, and we are creating the "third place" for an ever-broadening audience around the world. As we proceed, we also continually strive to increase both average unit volumes and first-year average unit volumes for our locations. With 6,132 stores in the United States and 2,437 stores within our International operations, we are able to touch the lives of 30 million customers each week. We plan to open at least 1,500 Company-operated stores on a global basis in fiscal 2005. In the United States, we plan to open approximately 550 Company-operated locations and 525 licensed locations. Many of those locations will be in neighborhoods, off highways and in rural areas where we are not represented. We have also responded to customer demand for a conveniently accessible *Starbucks Experience* by offering a significant percentage of drive-thru locations to meet customers' needs when they are on the go.

We intend to expand our licensed, grocery and foodservice organizations to provide new points of discovery for consumers. At the end of fiscal 2004, we had 1,839 licensed locations in the United States, and we also announced that every Borders® bookstore with a café will have a Seattle's Best Coffee café. This exciting program complements the long-successful partnership between Barnes & Noble Booksellers and Starbucks. We are confident that the supply chain and store development foundations of our business will allow us to sustain our growth so that we may serve millions of additional customers and fulfill their desire for convenient access to the *Starbucks Experience* wherever their day takes them.

As we grow, we continue to foster our spirit of discovery while maintaining our commitment to our sense of tradition. Fiscal 2004 was a year of incredible innovation for Starbucks. We delivered new products and line extensions with beverages such as the wildly popular Strawberries & Crème Frappuccino® blended crème beverage and, for fall 2004, the delectable Pumpkin Spice Latte, and we are confident that our customers will warmly embrace our latest offering – the deliciously indulgent Chantico™ drinking chocolate – introduced in January 2005. This past year we also introduced our signature coffee line – Starbucks® Black Apron Exclusives™ – the product of our relentless pursuit of the finest *arabica* coffees from around the world to share with our customers. Our pipeline for new products and services has never been stronger, and we intend to continue to surprise and delight our customers with new offerings, while maintaining Starbucks familiar, welcoming essence.

In fiscal 2004, the scope of our innovation extended to our new Entertainment division and Starbucks Hear Music.™ This aspect of our business is far more significant than simply offering our favorite music to customers through CD sales; we believe that we are creating a transformational experience in the music industry. Starbucks customers have the opportunity to discover and experience music in unique, compelling ways, and we are confident that our reputation for delivering a quality music experience has earned their trust.

Fiscal 2004 was a landmark year for music at Starbucks. Ray Charles' *Genius Loves Company,* which we produced in conjunction with Concord Records, soared to No. 1 on the Billboard R&B charts *without radio play.* Instead, it was featured prominently in more than 4,500 United States Starbucks locations and was available at other retailers. We also announced the new Hear Music™ Channel 75 on XM Satellite Radio, offering customers an entirely new way to enjoy our custom music selections. One of our most exciting recent innovations is the Hear Music™ media bar, which allows customers to burn and print custom CDs right in the store, in about the time it takes to get a latte. We believe that there is virtually limitless opportunity to reintroduce a sense of discovery, community and passion for music to our customers, and we intend to continue our focus on music and entertainment as exciting new elements of the *Starbucks Experience.*

We have said it before, but we truly believe that Starbucks is in the early chapters of an enduring story. The best is yet to come.

Warm regards,



Howard Schultz
chairman and
chief global strategist



Orin C. Smith
president and
chief executive officer

Thank You Orin,

No assessment of Starbucks success to date and promising future would be complete without acknowledging Orin Smith's upcoming retirement as president and chief executive officer, effective March 31, 2005. Orin's many outstanding contributions have helped to shape and develop Starbucks into a respected brand, recognized around the world for our unrelenting commitment to our people, our coffee, and the quality of our relationships with farmers and suppliers in coffee-origin countries. We will always be deeply grateful to him for his intelligent, committed leadership and caring for everyone involved in Starbucks.

Over the last two years, we have worked together with our Board of Directors to carefully select and groom Orin's successor, and we are immensely pleased that Jim Donald has been named ceo designate. We have absolute trust in both his professional abilities and personal integrity, and we are confident that he will continue to embody the best aspects of Starbucks.

Orin, thank you for guiding us along the road less traveled. We will humbly do our best to honor your legacy as we continue on our journey.



Starbucks Corporation

FINANCIAL HIGHLIGHTS

NET REVENUES *(in billions)* & NET REVENUE GROWTH PERCENTAGES



$0.3
63%
$0.5
50%
$0.7
40%
$1.0
34%
$1.3
29%
$1.7
29%
$2.2
22%
$2.6
24%
$3.3
24%
$4.1
30%
$5.3
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Fiscal Year

NET EARNINGS *(in millions)*



$10.2
$26.1
$41.7
$55.2
$68.3
$101.6
$94.5
$180.3
$212.7
$268.3
$391.8
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Fiscal Year

STORES OPEN AT YEAR END

(Company-operated and licensed stores)



International
United States
425
677
1,015
1,412
1,886
2,498
3,501
4,709
5,886
7,225
8,569
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Fiscal Year

COMPARABLE STORE SALES

(Company-operated stores open 13 months or longer)

The end of fiscal 2004 marked 153 consecutive months of positive comparable store sales growth.



9%
9%
7%
5%
5%
6%
9%
5%
6%
8%
10%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Fiscal Year

SHAREHOLDERS' EQUITY

(in billions)



$0.1
$0.3
$0.5
$0.5
$0.8
$1.0
$1.1
$1.4
$1.7
$2.1
$2.5
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Fiscal Year

FISCAL 2004 ACCOMPLISHMENTS

- Attained record net revenues and net earnings
- Marked first full year of double-digit comparable store sales increase in more than a decade
- Opened a record 1,344 net locations worldwide
- Posted full year profitability for Starbucks International Operations, both including and excluding Canada
- Opened first store in France
- Expanded International infrastructure with the opening of a second distribution center for the Asia Pacific region, located in Hong Kong
- Continued product innovation with new Frappuccino® beverages, reduced fat pastries and high-quality seasonal offerings
- Reached approximately $1 billion in total life-to-date activations and reloads on Starbucks Cards
- Opened our Farmer Support Center in Costa Rica to support existing and potential Starbucks Coffee suppliers and their communities
- Launched industry-leading Coffee and Farmer Equity (C.A.F.E.) Practices, strengthening the requirements for third party verification and economic transparency, and establishing more specific social and environmental indicators
- Co-produced Ray Charles' *Genius Loves Company*, which became a multiplatinum album with nearly 30 percent of total album sales from Starbucks stores

CAUTIONARY STATEMENT PURSUANT TO THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements herein, including anticipated store openings, trends in or expectations regarding Starbucks Corporation's revenue and net earnings growth, comparable store sales growth, cash flow requirements and capital expenditures, all constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on currently available operating, financial and competitive information and are subject to various risks and uncertainties. Actual future results and trends may differ materially depending on a variety of factors, including, but not limited to, coffee, dairy and other raw materials prices and availability; successful execution of internal performance and expansion plans; fluctuations in United States and international economies and currencies; ramifications from the war on terrorism, or other international events or developments; the impact of competitors' initiatives; the effect of legal proceedings; and other risks detailed herein and in Starbucks Corporation's other filings with the Securities and Exchange Commission. Please also see "Certain Additional Risks and Uncertainties" in the Starbucks Annual Report on Form 10-K for the fiscal year ended October 3, 2004.

A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances, and those future events or circumstances may not occur. Users should not place undue reliance on the forward-looking statements, which speak only as of the date of this report. Starbucks Corporation is under no obligation to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

BUSINESS

Starbucks Corporation (together with its subsidiaries, "Starbucks" or the "Company"), purchases and roasts high-quality whole bean coffees and sells them, along with fresh, rich-brewed coffees, Italian-style espresso beverages, cold blended beverages, a variety of complementary food items, coffee-related accessories and equipment, a selection of premium teas and a line of compact discs, primarily through Company-operated retail stores. Starbucks also sells coffee and tea products through other channels and, through certain of its equity investees, Starbucks produces and sells bottled Frappuccino® and Starbucks DoubleShot® coffee drinks and a line of superpremium ice creams. These nonretail channels are collectively known as "Specialty Operations." The Company's objective is to establish Starbucks as the most recognized and respected brand in the world. To achieve this goal, the Company plans to continue rapid expansion of its retail operations, to grow its Specialty Operations and to selectively pursue other opportunities to leverage the Starbucks brand through the introduction of new products and the development of new channels of distribution.

The Company has two operating segments, United States and International, each of which includes Company-operated retail stores and Specialty Operations.

Company-operated Retail Stores

The Company's retail goal is to become the leading retailer and brand of coffee in each of its target markets by selling the finest quality coffee and related products and by providing each customer a unique *Starbucks Experience.* This third place experience, after home and work, is built upon superior customer service as well as clean and well-maintained Company-operated retail stores that reflect the personalities of the communities in which they operate, thereby building a high degree of customer loyalty. Starbucks strategy for expanding its retail business is to increase its market share in existing markets primarily by opening additional stores and to open stores in new markets where the opportunity exists to become the leading specialty coffee retailer. In support of this strategy, Starbucks opened 634 new Company-operated stores during the fiscal year ended October 3, 2004 ("fiscal 2004"). Company-operated retail stores accounted for 84% of total net revenues during fiscal 2004.

The following table summarizes total Company-operated retail store data for the periods indicated:

	Net stores opened during the fiscal year ended		Stores open as of	
	Oct 3, 2004 (53 Wks)	Sept 28, 2003 (52 Wks)	Oct 3, 2004	Sept 28, 2003
United States	514	506	4,293	3,779
International:				
United Kingdom	49	51	422	373
Canada	56	29	372	316
Thailand	11	9	49	38
Australia	4	7	44	40
Singapore	–	3	35	35
Total International	120	99	922	802
Total Company-operated	634	605	5,215	4,581

Starbucks retail stores are typically located in high-traffic, high-visibility locations. Because the Company can vary the size and format, its stores are located in or near a variety of settings, including downtown and suburban retail centers, office buildings and university campuses. While the Company selectively locates stores in shopping malls, it focuses on locations that provide convenient access for pedestrians and drivers. With the flexibility in store size and format, the Company also locates retail stores in select rural and off-highway locations to serve a broader array of customers outside major metropolitan markets and further expand brand awareness. To provide a greater degree of access and convenience for nonpedestrian customers, the Company has increased focus on drive-thru retail stores. At the end of fiscal 2004, the Company had approximately 700 Company-operated drive-thru locations.

All Starbucks stores offer a choice of regular and decaffeinated coffee beverages, a broad selection of Italian-style espresso beverages, cold blended beverages, iced shaken refreshment beverages and a selection of teas and distinctively packaged roasted whole bean coffees. Starbucks stores also offer a selection of fresh pastries and other food items, sodas, juices, coffee-making equipment and accessories, a selection of compact discs, games and seasonal novelty items. Each Starbucks store varies its product mix depending upon the size of the store and its location. Larger stores carry a broad selection of the Company's whole bean coffees in various sizes and types of packaging, as well as an assortment of coffee and espresso-making equipment and accessories such as coffee grinders, coffee filters, storage containers, travel tumblers and mugs. Smaller Starbucks stores and kiosks typically sell a full line of coffee beverages, a limited selection of whole bean coffees and a few accessories such as travel tumblers and logo mugs. In the United States and in International markets, approximately 2,100 stores and 500 stores, respectively, carry a selection of grab-and-go sandwiches and salads. During fiscal 2004, the Company's retail sales mix by product type was 77% beverages, 14% food items, 5% whole bean coffees and 4% coffee-making equipment and other merchandise.

In fiscal 2004, the Company introduced the Starbucks Hear Music™ Coffeehouse, a first-of-its-kind music store in Santa Monica, California. This Company-operated retail location combines the Starbucks coffeehouse experience with an innovative new retail environment for customers to discover, acquire and enjoy music. The Hear Music Coffeehouse gives customers a hands-on guide to music discovery with its interactive listening bar, and allows customers access to CD burning technology to create personalized CDs from a digital library of music. Currently, Starbucks is testing the CD burning technology through its Hear Music™ media bars in select Starbucks Company-operated retail stores.

Specialty Operations

The Company's Specialty Operations strive to develop the Starbucks brand outside the Company-operated retail store environment through a number of channels. Starbucks strategy is to reach customers where they work, travel, shop and dine by establishing relationships with prominent third parties that share the Company's values and commitment to quality. These relationships take various forms, including licensing arrangements, foodservice accounts and other initiatives related to the Company's core businesses. In certain situations, Starbucks has an equity ownership interest in licensee operations. During fiscal 2004, specialty revenues (which include royalties and fees from licensees, as well as product sales derived from Specialty Operations) accounted for 16% of total net revenues.

Licensing

Although the Company does not generally relinquish operational control of its retail stores in the United States, in situations in which a master concessionaire or another company controls or can provide improved access to desirable retail space, the Company licenses its operations. As part of these arrangements, Starbucks receives license fees and royalties and sells coffee and related products for resale in licensed locations. Employees working in licensed retail locations must follow Starbucks detailed store operating procedures and attend training classes similar to those given to Company-operated store managers and employees.

During fiscal 2004, Starbucks opened 417 licensed retail stores in the United States. As of October 3, 2004, the Company had 1,839 licensed stores in the United States. Product sales to and royalty and license fees from these stores accounted for 24% of specialty revenues in fiscal 2004.

The Company's International licensed retail stores are operated through a number of licensing arrangements, primarily with prominent retailers. During fiscal 2004, Starbucks expanded its international presence by opening 293 new International licensed stores, including the first stores in France and Cyprus. At fiscal year end 2004, the Company's International operating segment had a total of 1,515 licensed retail stores categorized by region and located as follows:

Asia Pacific		Europe/Middle East/Africa		Americas	
Japan	534	Germany	35	Canada	66
China	152	Saudi Arabia	32	Hawaii	45
Taiwan	136	United Arab Emirates	31	Mexico	32
South Korea	102	Spain	27	Chile	9
Philippines	70	Kuwait	27	Puerto Rico	6
Malaysia	52	Greece	25	Peru	3
New Zealand	36	Switzerland	18		
Indonesia	24	Turkey	15		
		Lebanon	10		
		Austria	8		
		Qatar	6		
		Bahrain	5		
		France	4		
		Oman	3		
		Cyprus	2		
Total	1,106		248		161

Product sales to and royalty and license fee revenues from International licensed retail stores accounted for 15% of specialty revenues in fiscal 2004. In total, worldwide retail store licensing accounted for 39% of specialty revenues in fiscal 2004.

In fiscal 2004, the Company expanded its licensing relationship with Kraft Foods, Inc. ("Kraft") to include a larger selection of Starbucks® whole bean and ground coffees, as well as Seattle's Best Coffee® and Torrefazione Italia® branded coffees and a selection of premium Tazo® teas, in grocery and warehouse club stores throughout the United States. Kraft manages all distribution, marketing, advertising and promotion and pays a royalty to Starbucks. By the end of fiscal 2004, the Company's coffees and teas were available in approximately 20,000 grocery and warehouse club stores: 19,000 in the United States and 1,000 in International markets. Revenues from this category comprised 27% of specialty revenues in fiscal 2004.

The Company has licensed the rights to produce and distribute Starbucks branded products to two partnerships in which the Company holds a 50% equity interest: The North American Coffee Partnership with the Pepsi-Cola Company develops and distributes bottled Frappuccino® and Starbucks DoubleShot® coffee drinks; and the Starbucks Ice Cream Partnership with Dreyer's Grand Ice Cream, Inc., develops and distributes superpremium ice creams. In fiscal 2004, the Company entered into an agreement with Jim Beam Brands Co., a unit of Fortune Brands, Inc., to develop, manufacture and market a Starbucks-branded premium coffee liqueur product in the United States. The Company conducted tests of this product in two U.S. markets in the fiscal fourth quarter and expects to introduce the product nationally during the fiscal second quarter of 2005 in retail locations licensed to sell distilled spirits, such as restaurants, bars and retail outlets where premium distilled spirits are sold. The Company will not sell the liqueur product in its Company-operated or licensed retail stores. The associated revenues from this category accounted for 1% of specialty revenues in fiscal 2004.

Foodservice Accounts

The Company sells whole bean and ground coffees, including the Starbucks, Seattle's Best Coffee and Torrefazione Italia brands, as well as a selection of premium Tazo teas, to institutional foodservice companies that service business, industry, education and healthcare accounts, office coffee distributors, hotels, restaurants, airlines and other retailers. Beginning in fiscal 2003, the Company transitioned the majority of its U.S. foodservice accounts to SYSCO Corporation's national broadline distribution network and aligned foodservice sales, customer service and support resources with those of SYSCO Corporation. This alliance greatly improved customer service levels and is expected to continue to generate new foodservice accounts over the next several years. Starbucks and Seattle's Best Coffee are the only superpremium national-brand coffees actively promoted by SYSCO Corporation.

The Company's total worldwide foodservice operations had approximately 13,700 foodservice accounts at fiscal year end 2004, and revenues from these accounts comprised 31% of total specialty revenues.

Other Initiatives

The Company maintains a website at Starbucks.com where customers may purchase, register or reload Starbucks stored value cards, as well as apply for the Starbucks Card Duetto™ Visa® (the "Duetto Card"), issued through the Company's agreement with Bank One Corporation and Visa. The Duetto Card is a first-of-its-kind card, combining the functionality of a credit card with the convenience of a reloadable Starbucks Card. Additionally, the website contains information about the Company's coffee products, brewing equipment and store locations.

In fiscal 2004, the Company entered into a strategic marketing alliance with XM Satellite Radio related to the debut of the 24-hour Starbucks Hear Music™ channel 75. This channel is available to all XM Satellite Radio subscribers, and Starbucks customers will be able to enjoy the same programming when it is launched in more than 4,000 Company-operated locations in the United States during fiscal 2005. Collectively, the operations of these other initiatives accounted for 2% of specialty revenues in fiscal 2004.

SELECTED FINANCIAL DATA

In thousands, except earnings per share and store operating data

The following selected financial data have been derived from the consolidated financial statements of Starbucks Corporation (the "Company"). The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the section "Certain Additional Risks and Uncertainties" in the Company's Annual Report on Form 10-K and the Company's consolidated financial statements and notes thereto.

As of and for the fiscal year ended [1]	Oct 3, 2004 (53 Wks)	Sept 28, 2003 (52 Wks)	Sept 29, 2002 (52 Wks)	Sept 30, 2001 (52 Wks)	Oct 1, 2000 (52 Wks)
RESULTS OF OPERATIONS DATA					
Net revenues:					
Company-operated retail	$ 4,457,378	$ 3,449,624	$ 2,792,904	$ 2,229,594	$ 1,823,607
Specialty:					
Licensing	565,798	409,551	311,932	240,665	189,411
Foodservice and other	271,071	216,347	184,072	178,721	164,596
Total specialty	836,869	625,898	496,004	419,386	354,007
Total net revenues	5,294,247	4,075,522	3,288,908	2,648,980	2,177,614
Operating income	610,117	424,713	316,338	280,219	212,190
Internet-related investment losses [2]	–	–	–	2,940	58,792
Gain on sale of investment [3]	–	–	13,361	–	–
Net earnings	$ 391,775	$ 268,346	$ 212,686	$ 180,335	$ 94,502
Net earnings per common share – diluted [4]	$ 0.95	$ 0.67	$ 0.54	$ 0.46	$ 0.24
Cash dividends per share	–	–	–	–	–
BALANCE SHEET DATA					
Working capital	$ 585,505	$ 315,326	$ 310,048	$ 148,661	$ 146,568
Total assets	3,328,168	2,729,746	2,214,392	1,783,470	1,435,026
Long-term debt (including current portion)	4,353	5,076	5,786	6,483	7,168
Shareholders' equity	$ 2,486,755	$ 2,082,427	$ 1,723,189	$ 1,374,865	$ 1,148,212
STORE OPERATING DATA					
Percentage change in comparable store sales [5]					
United States	11%	9%	7%	5%	9%
International	6%	7%	1%	3%	12%
Consolidated	10%	8%	6%	5%	9%
Stores opened during the year: [6] [7]					
United States					
Company-operated stores	514	506	503	498	388
Licensed stores	417	315	264	268	342
International					
Company-operated stores	120	99	113	151	103
Licensed stores	293	281	297	291	170
Total	1,344	1,201	1,177	1,208	1,003
Stores open at year-end: [7]					
United States[8]					
Company-operated stores	4,293	3,779	3,209	2,706	2,208
Licensed stores	1,839	1,422	1,033	769	501
International					
Company-operated stores	922	802	703	590	439
Licensed stores	1,515	1,222	941	644	353
Total	8,569	7,225	5,886	4,709	3,501

(1) The Company's fiscal year ends on the Sunday closest to September 30.

(2) During fiscal 2001 and 2000, the Company recognized losses of $2.9 million and $58.8 million, respectively, for impairments of Internet-related investments determined to be other than temporary.

(3) On October 10, 2001, the Company sold 30,000 of its shares of Starbucks Coffee Japan, Ltd. at approximately $495 per share, net of related costs, which resulted in a gain of $13.4 million.

(4) Earnings per share data for fiscal years presented above have been restated to reflect the two-for-one stock split in fiscal 2001.

(5) Includes only Starbucks Company-operated retail stores open 13 months or longer. Comparable store sales percentage for fiscal 2004 excludes the extra sales week.

(6) Store openings are reported net of closures.

(7) International store information has been adjusted for the 100% acquisition of the Singapore operations by reclassifying historical information from Licensed stores to Company-operated stores.

(8) United States stores open at fiscal 2003 year end include 43 Seattle's Best Coffee ("SBC") and 21 Torrefazione Italia Company-operated stores and 74 SBC franchised stores.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Starbucks Corporation's fiscal year ends on the Sunday closest to September 30. The fiscal year ended on October 3, 2004, included 53 weeks, with the 53rd week falling in the fiscal fourth quarter. Fiscal years 2003 and 2002 each had 52 weeks. Fiscal year 2005 will have 52 weeks.

Management Overview

During the fiscal year ended October 3, 2004, all areas of Starbucks business, from U.S. and international Company-operated retail operations to the Company's specialty businesses, delivered strong financial performance, and innovation was prevalent throughout the Company's operations. Starbucks believes the Company's ability to achieve the balance between growing the core business and building the foundation for future growth is the key to increasing shareholder value. Starbucks fiscal 2004 performance provides a strong example of the Company's commitment to achieve this balance.

Historically, the primary driver of the Company's revenue growth has been the opening of new retail stores, both Company-operated and licensed, in pursuit of the Company's objective to establish Starbucks as the most recognized and respected brand in the world. With a presence today in more than 30 countries, management believes that the Company's long-term goal of operating 15,000 Starbucks retail locations throughout the United States and at least 15,000 stores in International markets is achievable.

In addition to opening new retail stores, Starbucks is targeting to increase revenues generated at new and existing Company-operated stores by attracting new customers and increasing the frequency of visits by current customers. The strategy is to increase first year average store sales and comparable store sales by continuously improving the level of customer service, maintaining a steady stream of product innovation and improving the speed of service through training, technology and process improvement. For U.S. Company-operated stores opened in fiscal 2004, first year sales volumes are currently estimated at greater than $800,000 as a result of these efforts. Comparable store sales for Company-operated markets increased by 10%, making fiscal 2004 the 13th consecutive year with comparable store sales growth of 5% or greater.

In licensed retail operations, Starbucks shares operating and store development experience to help licensees improve the profitability of existing stores and build new stores, which generate additional royalty income and product sales. The Company's strategy is to selectively increase its equity stake as International markets develop.

The combination of more retail stores, higher revenues from existing stores, and growth in other business channels in both the United States and International operating segments resulted in a 29.9% increase in total net revenues for the 53 weeks of fiscal 2004, compared to the 52 weeks of fiscal 2003. Excluding the impact of the extra sales week in fiscal 2004, total net revenues increased 27.3%. Both of these revenue growth measures were above the Company's three to five year target of approximately 20%.

Since additional retail stores can leverage existing support organizations and facilities, the Company's infrastructure can be expanded more slowly than the rate of revenue growth and generate margin improvement. In fiscal 2004, operating income as a percentage of total net revenues increased to 11.5% from 10.4% in fiscal 2003, and net earnings increased by 46.0%, compared to fiscal 2003. These results demonstrated the Company's ability to improve operating margin despite pressures from rising dairy and green coffee commodity costs throughout the fiscal year. The Company's International operations delivered a full year of positive operating results, primarily due to leverage gained on most operating expenses distributed over an expanded revenue base. In recent fiscal years, the Company made substantial infrastructure investments in corporate and regional support facilities and personnel, as well as established more efficient distribution networks. Such investments were necessary to support the Company's planned international expansion, which is now realizing substantial benefit from this foundation.

Management believes that comparable store sales growth of the level acheived during fiscal 2004 is not sustainable over the long term. However, management believes that new store development opportunities on a global basis are sufficient for the Company to maintain a high level of unit growth and that the execution of the current retail operating strategy can continue to increase first year average store sales and comparable store sales. These revenue growth opportunities, coupled with continuous focus on controlling both operating and capital costs, should allow Starbucks to continue to modestly improve margins and achieve annual revenue growth of approximately 20% and annual earnings per share growth of 20%–25% for the next three to five years.

Acquisitions

In July 2004, Starbucks acquired 100% of its licensed operations in Singapore and acquired 49.9% of its licensed operations in Malaysia, for a combined total of approximately $12.1 million. Previously, the Company did not have any equity ownership interests in these entities. The results of operations for Singapore are included in the accompanying consolidated financial statements from the date of acquisition. For its investment in Malaysia, management applied the equity method of accounting from the date of acquisition, since the Company is able to exert significant influence over the investee's operating and financial policies.

In July 2003, the Company acquired Seattle Coffee Company ("SCC"), which includes the Seattle's Best Coffee® and Torrefazione Italia® brands, from AFC Enterprises, Inc. for $70 million in cash. The results of operations of SCC are included in the accompanying consolidated financial statements from the date of acquisition.

During fiscal 2003, Starbucks increased its equity ownership to 50% of its International licensed operations in Austria, Shanghai, Spain, Switzerland and Taiwan, which enabled the Company to exert significant influence over their operating and financial policies. For these operations, the Company reflected a change in accounting method during fiscal 2003, from the cost method to the equity method, in the consolidated financial statements.

RESULTS OF OPERATIONS – FISCAL 2004 COMPARED TO FISCAL 2003

The following table sets forth the percentage relationship to total net revenues, unless otherwise indicated, of certain items included in the Company's consolidated statements of earnings:

Fiscal year ended	Oct 3, 2004 (53 Wks)	Sept 28, 2003 (52 Wks)	Sept 29, 2002 (52 Wks)
STATEMENTS OF EARNINGS DATA			
Net revenues:			
Company-operated retail	84.2%	84.6%	84.9%
Specialty:			
Licensing	10.7	10.1	9.5
Foodservice and other	5.1	5.3	5.6
Total specialty	15.8	15.4	15.1
Total net revenues	100.0	100.0	100.0
Cost of sales including occupancy costs	41.5	41.4	41.0
Store operating expenses [(1)]	40.2	40.0	39.7
Other operating expenses [(2)]	20.5	22.6	21.4
Depreciation and amortization expenses	5.3	5.8	6.3
General and administrative expenses	5.7	6.0	7.1
Income from equity investees	1.1	0.9	1.0
Operating income	11.5	10.4	9.6
Interest and other income, net	0.3	0.3	0.3
Gain on sale of investment	0.0	0.0	0.4
Earnings before income taxes	11.8	10.7	10.3
Income taxes	4.4	4.1	3.8
Net earnings	7.4%	6.6%	6.5%

(1) Shown as a percentage of related Company-operated retail revenues.
(2) Shown as a percentage of related total specialty revenues.

Consolidated Results of Operations

Net revenues for the fiscal year ended 2004 increased 29.9% to $5.3 billion from $4.1 billion for the 52-week period of fiscal 2003. Net revenues increased 27.3% when calculated on a comparative 52-week basis for both fiscal 2004 and 2003. During the fiscal year ended 2004, Starbucks derived 84% of total net revenues from its Company-operated retail stores. Company-operated retail revenues increased 29.2% to $4.5 billion for the fiscal year ended 2004, from $3.4 billion for the 52-week period of fiscal 2003. Company-operated retail revenues increased 26.7% when calculated on a comparative 52-week basis for both fiscal 2004 and 2003. This increase was primarily due to the opening of 634 new Company-operated retail stores during the previous 12 months and comparable store sales growth of 10%. The increase in comparable store sales was due to a 9% increase in the number of customer transactions and a 1% increase in the average value per transaction. Comparable store sales growth percentages were calculated excluding the extra week of fiscal 2004. Management believes increased customer traffic continues to be driven by new product innovation, continued popularity of core products, a high level of customer satisfaction and improved speed of service through enhanced technology, training and execution at retail stores.

The Company derived the remaining 16% of total net revenues from its Specialty Operations. Specialty revenues, which include licensing revenues and foodservice and other revenues, increased 33.7% to $837 million for the fiscal year ended 2004, from $626 million for the 52-week period of fiscal 2003. Excluding the impact of the extra sales week in fiscal 2004, total specialty revenues increased 31.0% to $820 million.

Licensing revenues, which are derived from retail store licensing arrangements, grocery and warehouse club licensing, and certain other branded-product licensed operations, increased 38.2% to $566 million for the fiscal year ended 2004, from $410 million for the 52-week period of fiscal 2003. The increase was due to higher product sales and royalty revenues from the addition of 710 new licensed retail stores during the previous 12 months and growth in the grocery and warehouse club businesses. The growth in the grocery and warehouse club businesses was a result of expanded agreements with Kraft Foods, Inc., including the addition of six new Starbucks coffees along with a selection of Tazo® teas and the acquisition of Seattle Coffee Company in the fourth quarter of fiscal 2003.

Foodservice and other revenues increased 25.3% to $271 million for the fiscal year ended 2004, from $216 million for the 52-week period of fiscal 2003. The increase was primarily attributable to the growth in new and existing foodservice accounts, which benefited from the July 2003 acquisition of Seattle Coffee Company.

Cost of sales and related occupancy costs increased to 41.5% of total net revenues in fiscal 2004, from 41.4% in fiscal 2003. The increase was primarily due to higher dairy and green coffee commodity costs, partially offset by leverage gained on occupancy costs, which are primarily fixed expenses.

Store operating expenses as a percentage of Company-operated retail revenues increased to 40.2% in fiscal 2004, from 40.0% in fiscal 2003, primarily due to higher marketing expenditures for holiday and new product promotions, as well as increased costs to maintain retail stores and equipment due to sustained high traffic levels.

Other operating expenses (expenses associated with the Company's Specialty Operations) decreased to 20.5% of specialty revenues in fiscal 2004, compared to 22.6% in fiscal 2003. The decrease was primarily due to leverage gained on payroll-related expenditures distributed over an expanded revenue base.

Depreciation and amortization expenses increased to $280 million in fiscal 2004, from $238 million in fiscal 2003. The increase was primarily due to a net increase of 634 new Company-operated retail stores during the previous 12 months and higher depreciation expenses associated with shortened estimated useful lives of equipment deployed in the Company's foodservice operations. As a percentage of total net revenues, depreciation and amortization decreased to 5.3% for the 53 weeks ended October 3, 2004, from 5.8% for the corresponding 52-week fiscal 2003 period, primarily due to the leverage of fixed depreciation expenses from the extra sales week in 2004.

General and administrative expenses increased to $304 million in fiscal 2004, compared to $245 million in fiscal 2003, primarily due to higher payroll-related expenditures. As a percentage of total net revenues, general and administrative expenses decreased to 5.7% for the 53 weeks ended October 3, 2004, from 6.0% for the 52 weeks ended September 28, 2003.

Operating income increased 43.7% to $610 million in fiscal 2004, from $425 million in fiscal 2003. The operating margin increased to 11.5% of total net revenues in fiscal 2004, compared to 10.4% in fiscal 2003, primarily due to leverage gained on most fixed operating costs distributed over an expanded revenue base, partially offset by higher dairy and green coffee commodity costs.

Income from equity investees was $61 million in fiscal 2004, compared to $38 million in fiscal 2003. The increase was primarily due to volume-driven operating results for The North American Coffee Partnership, which produces bottled Frappuccino® and Starbucks DoubleShot® coffee drinks, and improved profitability of Starbucks Coffee Japan, Ltd. ("Starbucks Japan"). The July 2003 increase in the Company's ownership interest from 5% to 50% in the Taiwan and Shanghai licensed operations also contributed to the growth.

Net interest and other income, which primarily consists of interest income, increased to $14 million in fiscal 2004, from $12 million in fiscal 2003. The growth was a result of interest income earned on higher cash and liquid investment balances during fiscal 2004, compared to the prior year.

Income taxes for the 53 weeks ended October 3, 2004, resulted in an effective tax rate of 37.2%, compared to 38.5% in fiscal 2003. The lower effective tax rate was primarily due to improved operating results as fewer nondeductible losses were generated from international markets, which are in various phases of development.

Operating Segments

Segment information is prepared on the same basis that the Company's management reviews financial information for operational decision-making purposes.

The following tables summarize the Company's results of operations by segment for fiscal 2004 and 2003 *(in thousands):*

53 weeks ended October 3, 2004	United States	% of United States Revenue	International	% of International Revenue	Unallocated Corporate	% of Total Net Revenue	Consolidated
Net revenues:							
Company-operated retail	$ 3,800,367	84.6%	$ 657,011	81.8%	$ –	– %	$ 4,457,378
Specialty:							
Licensing	436,981	9.7	128,817	16.0	–	–	565,798
Foodservice and other	253,502	5.7	17,569	2.2	–	–	271,071
Total specialty	690,483	15.4	146,386	18.2	–	–	836,869
Total net revenues	4,490,850	100.0	803,397	100.0	–	–	5,294,247
Cost of sales and related occupancy costs	1,789,502	39.8	409,152	50.9	–	–	2,198,654
Store operating expenses	1,546,871	40.7 (1)	243,297	37.0 (1)	–	–	1,790,168
Other operating expenses	144,853	21.0 (2)	26,795	18.3 (2)	–	–	171,648
Depreciation and amortization expenses	201,703	4.5	45,783	5.7	32,538	0.6	280,024
General and administrative expenses	80,221	1.8	48,206	6.0	175,866	3.3	304,293
Income from equity investees	37,453	0.8	23,204	2.9	–	–	60,657
Operating income/(loss)	$ 765,153	17.0%	$ 53,368	6.6%	$ (208,404)	(3.9)%	$ 610,117

52 weeks ended September 28, 2003	United States	% of United States Revenue	International	% of International Revenue	Unallocated Corporate	% of Total Net Revenue	Consolidated
Net revenues:							
Company-operated retail	$ 2,965,618	85.4%	$ 484,006	80.3%	$ –	– %	$ 3,449,624
Specialty:							
Licensing	301,175	8.7	108,376	18.0	–	–	409,551
Foodservice and other	205,659	5.9	10,688	1.7	–	–	216,347
Total specialty	506,834	14.6	119,064	19.7	–	–	625,898
Total net revenues	3,472,452	100.0	603,070	100.0	–	–	4,075,522
Cost of sales and related occupancy costs	1,363,267	39.3	322,661	53.5	–	–	1,685,928
Store operating expenses	1,199,020	40.4 (1)	180,554	37.3 (1)	–	–	1,379,574
Other operating expenses	119,960	23.7 (2)	21,386	18.0 (2)	–	–	141,346
Depreciation and amortization expenses	167,138	4.8	38,563	6.4	32,106	0.8	237,807
General and administrative expenses	45,007	1.3	44,352	7.4	155,191	3.8	244,550
Income from equity investees	28,484	0.8	9,912	1.6	–	–	38,396
Operating income/(loss)	$ 606,544	17.5%	$ 5,466	0.9%	$ (187,297)	(4.6)%	$ 424,713

(1) Shown as a percentage of related Company-operated retail revenues.
(2) Shown as a percentage of related total specialty revenues.

United States

The Company's United States operations ("United States") represent 85% of Company-operated retail revenues, 83% of total specialty revenues and 85% of total net revenues. United States operations sell coffee and other beverages, whole bean coffees, complementary food, coffee brewing equipment and merchandise primarily through Company-operated retail stores. Specialty Operations within the United States include licensed retail stores and other licensing operations, foodservice accounts and other initiatives related to the Company's core businesses.

United States total net revenues increased by $1.0 billion, or 29.3%, to $4.5 billion for the fiscal year ended 2004, compared to $3.5 billion for the 52-week period of fiscal 2003. Excluding the impact of the extra sales week in fiscal 2004, United States total net revenues increased 26.8% to $4.4 billion. United States Company-operated retail revenues increased by $835 million, or 28.1%, to $3.8 billion for the fiscal year ended 2004, compared to $3.0 billion for the 52-week period of fiscal 2003, primarily due to the opening of 514 new Company-operated retail stores during the previous 12 months and comparable store sales growth of 11%. The increase in comparable store sales was due to a 10% increase in the number of customer transactions and a 1% increase in the average value per transaction. Management believes increased customer traffic continues to be driven by new product innovation, continued popularity of core products, a high level of customer satisfaction and improved speed of service through enhanced technology, training and execution at retail stores. Excluding the impact of the extra sales week in fiscal 2004, United States Company-operated retail revenues increased 25.7% to $3.7 billion.

Total United States specialty revenues increased $184 million, or 36.2%, to $690 million for the fiscal year ended 2004, compared to $507 million in the 52-week period of fiscal 2003. Excluding the impact of the extra sales week in fiscal 2004, United States specialty revenues increased 33.4% to $676 million. United States licensing revenues increased $136 million, or 45.1%, to $437 million, compared to $301 million for the 52-week period of fiscal 2003. The increase was primarily due to volume-driven growth in the grocery and warehouse club businesses as a result of expanded agreements with Kraft Foods, Inc., including the addition of six new Starbucks coffees along with a selection of Tazo® teas. In addition, product sales and royalty revenues increased as a result of opening 417 new licensed retail stores during the previous 12 months. Foodservice and other revenues increased $48 million, or 23.3%, to $254 million from $206 million in fiscal 2003, due to both the addition of new and existing Starbucks and Seattle Coffee Company foodservice accounts.

United States operating income increased by 26.1% to $765 million for the fiscal year ended 2004, from $607 million for the fiscal year ended 2003. Operating margin decreased to 17.0% of related revenues from 17.5% in the 52-week period of fiscal 2003, primarily due to higher dairy and green coffee commodity costs, as well as higher payroll-related expenditures to support the Company's accelerated retail store growth. These increases were partially offset by leverage gained on fixed occupancy costs distributed over an expanded revenue base.

International

The Company's international operations ("International") represent the remaining 15% of Company-operated retail revenues, 17% of total specialty revenues and 15% of total net revenues. International sells coffees and other beverages, whole bean coffees, complementary food, coffee brewing equipment and merchandise through Company-operated retail stores in Canada, the United Kingdom, Thailand, Australia and Singapore, as well as through retail store licensing operations and foodservice accounts in these and more than 20 other countries. International operations are in various early stages of development and have country-specific regulatory requirements that necessitate a more extensive support organization, relative to the current levels of revenue and operating income, than in the United States.

International total net revenues increased $200 million, or 33.2%, to $803 million for the fiscal year ended 2004, compared to $603 million for the 52-week period of fiscal 2003. Excluding the impact of the extra sales week in fiscal 2004, International total net revenues increased 30.6%. International Company-operated retail revenues increased $173 million, or 35.7%, to $657 million for the fiscal year ended 2004, compared to $484 million for the 52-week period of fiscal 2003. The increase was primarily due to the opening of 120 new Company-operated retail stores during the previous 12 months, the weakening of the U.S. dollar against both the British pound sterling and Canadian dollar, and comparable store sales growth of 6%. The increase in comparable store sales resulted from a 5% increase in the number of customer transactions and a 1% increase in the average value per transaction. Excluding the impact of the extra sales week in fiscal 2004, International Company-operated retail revenues increased 33.0% to $644 million.

Total International specialty revenues increased $27 million, or 22.9%, to $146 million for the fiscal year ended 2004, compared to $119 million for the 52-week period of fiscal 2003. Excluding the impact of the extra sales week in fiscal 2004, International specialty revenues increased 20.6% to $144 million. The increase was primarily due to higher product sales and royalty revenues from opening 293 new licensed retail stores during the previous 12 months, partially offset by proportionate eliminations of sales to equity investees in which the Company increased its ownership interest in late fiscal 2003.

International operating income increased to $53 million for the fiscal year ended 2004, compared to $5 million in the 52-week period of fiscal 2003. Operating margin increased to 6.6% of related revenues from 0.9% in the 52-week period of fiscal 2003, primarily due to leverage gained on most fixed costs distributed over an expanded revenue base.

Unallocated Corporate

Unallocated corporate expenses pertain to certain functions, such as executive management, accounting, administration, tax, treasury and information technology infrastructure, that support but are not specifically attributable to the Company's operating segments and include related depreciation and amortization expenses. Unallocated corporate expenses increased to $208 million for the fiscal year ended 2004, from $187 million in the 52-week period of fiscal 2003, primarily due to higher provisions for incentive compensation based on the Company's performance and other payroll-related expenditures. Total unallocated corporate expenses as a percentage of total net revenues decreased to 3.9% for the fiscal year ended 2004, compared to 4.6% for the 52-week period of fiscal 2003.

RESULTS OF OPERATIONS – FISCAL 2003 COMPARED TO FISCAL 2002

Consolidated Results of Operations

Net revenues for the fiscal year ended 2003 increased 23.9% to $4.1 billion, from $3.3 billion for the corresponding fiscal 2002 period. During the fiscal year ended 2003, Starbucks derived 85% of total net revenues from its Company-operated retail stores. Company-operated retail revenues increased 23.5% to $3.4 billion for the fiscal year ended 2003, from $2.8 billion for the corresponding fiscal 2002 period. This increase was due primarily to the opening of 602 new Company-operated retail stores during the previous 12 months, comparable store sales growth of 8% driven almost entirely by increased transactions, and the July 2003 acquisition of 49 Seattle's Best Coffee and 21 Torrefazione Italia stores.

The Company derived the remaining 15% of total net revenues from its Specialty Operations. Specialty revenues, which include licensing revenues and foodservice and other revenues, increased $129.9 million, or 26.2%, to $625.9 million for the fiscal year ended 2003, from $496.0 million for the corresponding fiscal 2002 period.

Licensing revenues, which are derived from retail store licensing arrangements, grocery and warehouse club licensing and certain other branded-product licensed operations, increased 31.3% to $409.6 million for the fiscal year ended 2003, from $311.9 million for the corresponding fiscal 2002 period. The increase was due to higher product sales and royalty revenues from opening 599 new licensed retail stores during the previous 12 months and growth in the licensed grocery and warehouse club businesses.

Foodservice and other revenues increased 17.5% to $216.3 million for the fiscal year ended 2003, from $184.1 million for the corresponding fiscal 2002 period. The increase was primarily attributable to broader distribution and growth in new and existing foodservice accounts.

Cost of sales and related occupancy costs increased to 41.4% of total net revenues in fiscal 2003, from 41.0% in fiscal 2002. The increase was primarily due to higher green coffee costs and a shift in specialty revenue mix to lower margin products. The Company's green coffee costs reached a historic low for Starbucks in the second and third fiscal quarters of 2002 and have gradually increased since then. These increases were partially offset by leverage gained on fixed occupancy costs distributed over an expanded revenue base.

Store operating expenses as a percentage of Company-operated retail revenues increased to 40.0% in fiscal 2003, from 39.7% in fiscal 2002, primarily due to higher payroll-related and advertising expenditures. Payroll-related costs have increased primarily due to an increase in the number of partners eligible to participate in the Company's medical and vacation benefits. Advertising expenditures increased in fiscal 2003 due to promotions for new and existing products. These increases were partially offset by lower provisions for asset impairment for International Company-operated retail stores in 2003 as compared to the prior year.

Other operating expenses (expenses associated with the Company's Specialty Operations) were 22.6% of specialty revenues in fiscal 2003, compared to 21.4% in fiscal 2002, primarily due to higher payroll-related expenditures to support the continued development of the Company's foodservice distribution network and international infrastructure, including regional offices and field personnel.

Depreciation and amortization expenses increased to $237.8 million in fiscal 2003, from $205.6 million in fiscal 2002, primarily due to opening 602 Company-operated retail stores during the previous 12 months and the refurbishment of existing Company-operated retail stores.

General and administrative expenses increased to $244.6 million in fiscal 2003, compared to $234.6 million in fiscal 2002, which included an $18.0 million charge for the litigation settlement of two California class action lawsuits. Excluding the litigation charge, general and administrative expenses increased $28.0 million from the comparable fiscal 2002 period due to higher payroll-related expenditures and costs related to the acquisition of Seattle Coffee Company. General and administrative expenses as a percentage of total net revenues decreased to 6.0% in fiscal 2003, compared to 7.1% in fiscal 2002.

Operating income increased 34.3% to $424.7 million in fiscal 2003, from $316.3 million in fiscal 2002. The operating margin increased to 10.4% of total net revenues in fiscal 2003, compared to 9.6% in fiscal 2002, primarily due to leverage gained on fixed costs distributed over an expanding revenue base, partially offset by higher green coffee costs, as discussed above.

Income from equity investees was $38.4 million in fiscal 2003, compared to $33.4 million in fiscal 2002. The increase was mainly attributable to continued strong results by The North American Coffee Partnership, the Company's 50%-owned partnership with the Pepsi-Cola Company, from expanded ready-to-drink product lines, lower direct costs and manufacturing efficiencies. Partially offsetting this increase was the Company's proportionate share of the net losses of Starbucks Japan in fiscal 2003, compared to a net profit in fiscal 2002, primarily due to lower average sales per store.

Net interest and other income, which primarily consists of interest income, increased to $11.6 million in fiscal 2003, from $9.3 million in fiscal 2002. The growth was a result of increased interest received on higher balances of cash, cash equivalents and liquid securities during fiscal 2003, compared to the prior year, as well as gains realized on market revaluations of the Company's trading securities, compared to realized losses on this portfolio in the prior year.

The Company's effective tax rate for fiscal 2003 was 38.5% compared to 37.3% in fiscal 2002, as a result of a shift in the composition of the Company's pretax earnings in fiscal 2003. Operations taxed in the United States had higher pretax earnings and International operations generated greater nondeductible losses during fiscal 2003 than fiscal 2002.

Segment Results of Operations

The following tables summarize the Company's results of operations by segment for fiscal 2003 and 2002 *(in thousands)*:

52 weeks ended September 28, 2003	United States	% of United States Revenue	International	% of International Revenue	Unallocated Corporate	% of Total Net Revenue	Consolidated
Net revenues:							
Company-operated retail	$ 2,965,618	85.4%	$ 484,006	80.3%	$ –	– %	$ 3,449,624
Specialty:							
Licensing	301,175	8.7	108,376	18.0	–	–	409,551
Foodservice and other	205,659	5.9	10,688	1.7	–	–	216,347
Total specialty	506,834	14.6	119,064	19.7	–	–	625,898
Total net revenues	3,472,452	100.0	603,070	100.0	–	–	4,075,522
Cost of sales and related occupancy costs	1,363,267	39.3	322,661	53.5	–	–	1,685,928
Store operating expenses	1,199,020	40.4 (1)	180,554	37.3 (1)	–	–	1,379,574
Other operating expenses	119,960	23.7 (2)	21,386	18.0 (2)	–	–	141,346
Depreciation and amortization expenses	167,138	4.8	38,563	6.4	32,106	0.8	237,807
General and administrative expenses	45,007	1.3	44,352	7.4	155,191	3.8	244,550
Income from equity investees	28,484	0.8	9,912	1.6	–	–	38,396
Operating income/(loss)	$ 606,544	17.5%	$ 5,466	0.9%	$ (187,297)	(4.6)%	$ 424,713

52 weeks ended September 29, 2002	United States	% of United States Revenue	International	% of International Revenue	Unallocated Corporate	% of Total Net Revenue	Consolidated
Net revenues:							
Company-operated retail	$ 2,425,163	85.7%	$ 367,741	79.8%	$ –	– %	$ 2,792,904
Specialty:							
Licensing	227,711	8.1	84,221	18.3	–	–	311,932
Foodservice and other	175,379	6.2	8,693	1.9	–	–	184,072
Total specialty	403,090	14.3	92,914	20.2	–	–	496,004
Total net revenues	2,828,253	100.0	460,655	100.0	–	–	3,288,908
Cost of sales and related occupancy costs	1,114,535	39.4	235,476	51.1	–	–	1,350,011
Store operating expenses	961,617	39.7 (1)	148,165	40.3 (1)	–	–	1,109,782
Other operating expenses	87,718	21.8 (2)	18,366	19.8 (2)	–	–	106,084
Depreciation and amortization expenses	142,752	5.0	34,069	7.4	28,736	0.9	205,557
General and administrative expenses	33,928	1.2	35,007	7.6	165,646	5.0	234,581
Income from equity investees	19,182	0.7	14,263	3.1	–	–	33,445
Operating income/(loss)	$ 506,885	17.9%	$ 3,835	0.8%	$ (194,382)	(5.9)%	$ 316,338

(1) Shown as a percentage of related Company-operated retail revenues.
(2) Shown as a percentage of related total specialty revenues.

United States

United States total net revenues increased by $644.2 million, or 22.8%, to $3.5 billion in fiscal year 2003 from $2.8 billion in fiscal 2002. United States Company-operated retail revenues increased $540.5 million, or 22.3%, to $3.0 billion, primarily due to the opening of 506 new Company-operated retail stores in fiscal 2003 and comparable store sales growth of 9%. The increase in comparable store sales was almost entirely due to higher transaction volume.

Total United States specialty revenues increased $103.7 million, or 25.7%, to $506.8 million in fiscal 2003, compared to $403.1 million in fiscal 2002. United States licensing revenues increased $73.5 million, or 32.3%, to $301.1 million in fiscal 2003. The increase was primarily due to higher product sales and royalty revenues as a result of opening 315 new licensed retail stores during the previous 12 months and growth in the grocery and warehouse club businesses. United States foodservice and other revenues increased $30.3 million, or 17.3%, to $205.7 million in fiscal 2003, due to broader distribution and growth in new and existing foodservice accounts.

United States operating income increased 19.7% to $606.5 million in fiscal 2003, from $506.9 million in fiscal 2002. Operating margin decreased to 17.5% of related revenues from 17.9% in the prior year, primarily due to higher green coffee costs and payroll-related expenditures, partially offset by fixed occupancy costs distributed over an expanding revenue base.

International

International total net revenues increased $142.4 million, or 30.9%, to $603.1 million in fiscal 2003, from $460.7 million for the corresponding fiscal 2002 period. International Company-operated retail revenues increased $116.3 million, or 31.6%, to $484.0 million, primarily due to the opening of 96 new Company-operated retail stores in fiscal 2003 and comparable store sales growth of 7%. The increase in comparable store sales was almost entirely due to higher transaction volume and reflects the improved operational execution in the U.K. market.

Total International specialty revenues increased $26.1 million, or 28.1%, to $119.1 million in fiscal 2003, from $92.9 million in fiscal 2002. The increase was primarily due to higher product sales and royalty revenues from opening 284 new licensed retail stores during the previous 12 months.

International operating income increased 42.5% to $5.5 million in fiscal 2003, from $3.8 million in fiscal 2002. Operating margin increased to 0.9% of related revenues from 0.8% in the corresponding fiscal 2003 period, primarily due to lower provisions recorded for retail store asset impairment and disposals of $3.7 million in fiscal 2003, compared to $13.9 million in fiscal 2002. This was partially offset by International's proportionate share of net losses in Starbucks Japan and a shift in sales mix to lower-margin products.

Unallocated Corporate

Unallocated corporate expenses decreased to $187.3 million in fiscal 2003, from $194.4 million in fiscal 2002, primarily due to an $18.0 million litigation settlement in fiscal 2002, partially offset by higher payroll-related expenditures in fiscal 2003. Total unallocated corporate expenses as a percentage of total net revenues decreased from 5.9% in fiscal 2002 to 4.6% in fiscal 2003.

LIQUIDITY AND CAPITAL RESOURCES

The following table represents components of the Company's most liquid assets *(in thousands):*

Fiscal year ended	Oct 3, 2004	Sept 28, 2003
Cash and cash equivalents	$ 299,128	$ 200,907
Short-term investments – available-for-sale and trading securities	353,881	149,104
Long-term investments – available-for-sale securities	135,179	136,159
Total cash, cash equivalents and liquid investments	$ 788,188	$ 486,170

The Company manages its cash, cash equivalents and liquid investments in order to internally fund operating needs. Cash and cash equivalents increased by $98 million for the fiscal year ended 2004, to $299 million. The Company ended the period with $788 million in total cash, cash equivalents and liquid investments.

The Company intends to use its available cash resources to invest in its core businesses and other new business opportunities related to its core businesses. The Company may use its available cash resources to make proportionate capital contributions to its equity method and cost method investees. Depending on market conditions, Starbucks may acquire additional shares of its common stock. Management believes that existing cash and investments, as well as cash generated from operations, should be sufficient to finance capital requirements for its core businesses for the foreseeable future. Significant new joint ventures, acquisitions or other new business opportunities may require outside funding.

Other than normal operating expenses, cash requirements for fiscal 2005 are expected to consist primarily of capital expenditures related to new Company-operated retail stores, as well as for the remodeling and refurbishment of existing Company-operated retail stores. Management expects capital expenditures in fiscal 2005 to be in the range of $600 million to $650 million.

Cash provided by operating activities totaled $794 million in fiscal 2004 and was generated primarily by net earnings of $392 million and noncash depreciation and amortization expenses of $305 million.

Cash used by investing activities totaled $632 million in fiscal 2004. Net capital additions to property, plant and equipment used $386 million, primarily from opening 634 new Company-operated retail stores and remodeling certain existing stores. Gross capital additions for fiscal 2004 were $434 million and were offset by the change in disposal and impairment provisions and foreign currency translation adjustments totaling $48 million. The net activity in the Company's portfolio of available-for-sale securities during fiscal 2004 used $212 million. Excess cash was invested in investment-grade securities. During fiscal 2004, the Company made additional equity investments of its proportionate share in a number of its International investees and acquired a 49.9% interest in its Malaysia licensed operations for a total of $65 million, excluding the effects of foreign currency fluctuations.

Cash used by financing activities in fiscal 2004 totaled $67 million. During fiscal 2004, the Company repurchased 5 million shares of its common stock at an average price of $40.85 per share, using $203 million of cash. Share repurchases are at the discretion of management and depend on market conditions, capital requirements and such other factors as the Company may consider relevant. As of October 3, 2004, 19 million additional shares were authorized for repurchase. The exercise of employee stock options and the sale of the Company's common stock from employee stock purchase plans provided $138 million. As options granted under the Company's stock plans are exercised, the Company will continue to receive proceeds and a tax deduction; however, the amounts and the timing cannot be predicted.

The following table summarizes the Company's contractual obligations and borrowings as of October 3, 2004, and the timing and effect that such commitments are expected to have on the Company's liquidity and capital requirements in future periods *(in thousands):*

	Payments Due by Period				
Contractual obligations	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Long-term debt obligations	$ 4,353	$ 735	$ 1,510	$ 1,565	$ 543
Operating lease obligations	2,609,036	355,079	661,407	572,407	1,020,143
Purchase obligations	283,379	188,884	89,720	4,775	–
Total	$ 2,896,768	$ 544,698	$ 752,637	$ 578,747	$ 1,020,686

Starbucks expects to fund these commitments primarily with operating cash flows generated in the normal course of business.

Off-Balance Sheet Arrangement

The Company has unconditionally guaranteed the repayment of certain Japanese yen–denominated bank loans and related interest and fees of an unconsolidated equity investee, Starbucks Japan. The guarantees continue until the loans, including accrued interest and fees, have been paid in full. The maximum amount is limited to the sum of unpaid principal and interest amounts, as well as other related expenses. These amounts will vary based on fluctuations in the yen foreign exchange rate. As of October 3, 2004, the maximum amount of the guarantees was approximately $10.6 million. Since there has been no modification of these loan guarantees subsequent to the Company's adoption of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indebtedness of Others," Starbucks has applied the disclosure provisions only and has not recorded the guarantee in its statement of financial position.

Product Warranties

Coffee brewing and espresso equipment sold to customers through Company-operated and licensed retail stores, as well as equipment sold to the Company's licensees for use in retail licensing operations, are under warranty for defects in materials and workmanship for a period ranging from 12 to 24 months. The Company establishes an accrual for estimated warranty costs at the time of sale, based on historical experience. The following table summarizes the activity related to product warranty reserves during fiscal 2004 and 2003 *(in thousands)*:

Fiscal year ended	Oct 3, 2004	Sept 28, 2003
Balance at beginning of fiscal year	$ 2,227	$ 1,842
Provision for warranties issued	5,093	2,895
Warranty claims	(4,229)	(2,510)
Balance at end of fiscal year	$ 3,091	$ 2,227

COMMODITY PRICES, AVAILABILITY AND GENERAL RISK CONDITIONS

The supply and price of coffee are subject to significant volatility. Although most coffee trades in the commodity market, coffee of the quality sought by Starbucks tends to trade on a negotiated basis at a substantial premium above commodity coffee prices, depending upon the supply and demand at the time of purchase. Supply and price can be affected by multiple factors in the producing countries, including weather, political and economic conditions. In addition, green coffee prices have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations that have historically attempted to influence commodity prices of green coffee through agreements establishing export quotas or restricting coffee supplies worldwide. The Company's ability to raise sales prices in response to rising coffee prices may be limited, and the Company's profitability could be adversely affected if coffee prices were to rise substantially.

The Company enters into fixed-price purchase commitments in order to secure an adequate supply of quality green coffee and bring greater certainty to the cost of sales in future periods. As of October 3, 2004, the Company had $271.7 million in fixed-price purchase commitments, which, together with existing inventory, are expected to provide an adequate supply of green coffee through calendar 2005. The Company believes, based on relationships established with its suppliers in the past, the risk of nondelivery on such purchase commitments is low.

During fiscal 2004, fluid milk prices in the United States, which closely follow the monthly Class I fluid milk base price as calculated by the U.S. Department of Agriculture, reached an all-time high. Should dairy costs remain at current levels or continue to rise, the Company's profitability could be adversely affected. While management continues to monitor published dairy prices on the related commodities markets, management cannot predict with any certainty the future prices to be paid for dairy products.

In addition to fluctuating commodity prices, management believes that the Company's future results of operations and earnings could be significantly impacted by other factors, such as increased competition within the specialty coffee industry, the Company's ability to find optimal store locations at favorable lease rates, increased costs associated with opening and operating retail stores and the Company's continued ability to hire, train and retain qualified personnel, as well as other factors discussed under "Certain Additional Risks and Uncertainties" in the "Business" section of the Company's Annual Report on Form 10-K for the fiscal year ended October 3, 2004.

FINANCIAL RISK MANAGEMENT

The Company is exposed to market risk related to foreign currency exchange rates, equity security prices and changes in interest rates.

Foreign Currency Exchange Risk

The majority of the Company's revenue, expense and capital purchasing activities is transacted in U.S. dollars. However, because a portion of the Company's operations consists of activities outside of the United States, the Company has transactions in other currencies, primarily the Canadian dollar, British pound sterling, Euro and Japanese yen. As part of its risk management strategy, the Company frequently evaluates its foreign currency exchange risk by monitoring market data and external factors that may influence exchange rate fluctuations. As a result, Starbucks may engage in transactions involving various derivative instruments, with maturities generally not exceeding five years, to hedge assets, liabilities, revenues and purchases denominated in foreign currencies.

As of October 3, 2004, the Company had forward foreign exchange contracts that qualify as cash flow hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to hedge a portion of anticipated international revenue and product purchases. In addition, Starbucks had forward foreign exchange contracts that qualify as a hedge of its net investment in Starbucks Japan. These contracts expire within 31 months.

Based on the foreign exchange contracts outstanding as of October 3, 2004, a 10% devaluation of the U.S. dollar as compared to the level of foreign exchange rates for currencies under contract as of October 3, 2004, would result in reduced fair value of these derivative financial instruments of approximately $20.7 million, of which $14.0 million may reduce the Company's future net earnings. Conversely, a 10% appreciation of the U.S. dollar would result in an increase in the fair value of these instruments of approximately $18.1 million, of which $12.6 million may increase the Company's future net earnings. Consistent with the nature of the economic hedges provided by these foreign exchange contracts, increases or decreases in the fair value would be mostly offset by corresponding decreases or increases in the dollar value of the Company's foreign investment, future foreign currency royalty fee payments and product purchases that would occur within the hedging period.

Equity Security Price Risk

The Company has minimal exposure to price fluctuations on equity mutual funds within its trading portfolio. The trading securities approximate a portion of the Company's liability under the Management Deferred Compensation Plan ("MDCP"). A corresponding liability is included in "Accrued compensation and related costs" on the accompanying consolidated balance sheets. These investments are recorded at fair value with unrealized gains and losses recognized in "Interest and other income, net." The offsetting changes in the MDCP liability are recorded in

"General and administrative expenses" on the accompanying consolidated statements of earnings.

Interest Rate Risk

The Company's diversified available-for-sale portfolios consist mainly of fixed income instruments. The primary objectives of these investments are to preserve capital and liquidity. Available-for-sale securities are investment grade and are recorded on the balance sheet at fair value with unrealized gains and losses reported as a separate component of "Accumulated other comprehensive income/(loss)." The Company does not hedge its interest rate exposure. The Company performed a sensitivity analysis based on a 10% change in the underlying interest rate of its interest bearing financial instruments held at the end of fiscal 2004, and determined that such a change would not have a material effect on the fair value of these instruments.

SEASONALITY AND QUARTERLY RESULTS

The Company's business is subject to seasonal fluctuations. Significant portions of the Company's net revenues and profits are realized during the first quarter of the Company's fiscal year, which includes the December holiday season. In addition, quarterly results are affected by the timing of the opening of new stores, and the Company's rapid growth may conceal the impact of other seasonal influences. Because of the seasonality of the Company's business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those that management believes are both most important to the portrayal of the Company's financial condition and results, and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions.

Starbucks considers its policies on impairment of long-lived assets to be most critical in understanding the judgments that are involved in preparing its consolidated financial statements.

Impairment of Long-Lived Assets

When facts and circumstances indicate that the carrying values of long-lived assets may be impaired, an evaluation of recoverability is performed by comparing the carrying values of the assets to projected future cash flows, in addition to other quantitative and qualitative analyses. For goodwill and other intangible assets, impairment tests are performed annually and more frequently if facts and circumstances indicate goodwill carrying values exceed estimated reporting unit fair values and if indefinite useful lives are no longer appropriate for the Company's trademarks. Upon indication that the carrying values of such assets may not be recoverable, the Company recognizes an impairment loss as a charge against current operations. Property, plant and equipment assets are grouped at the lowest level for which there are identifiable cash flows when assessing impairment. Cash flows for retail assets are identified at the individual store level. Long-lived assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Judgments made by the Company related to the expected useful lives of long-lived assets and the ability of the Company to realize undiscounted cash flows in excess of the carrying amounts of such assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions and changes in operating performance. As the Company assesses the ongoing expected cash flows and carrying amounts of its long-lived assets, these factors could cause the Company to realize material impairment charges.

NEW ACCOUNTING STANDARDS

In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 Revised, "Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51" ("FIN 46R"), which provided, among other things, immediate deferral of the application of FIN 46 for entities that did not originally qualify as special purpose entities, and provided additional scope exceptions for joint ventures with business operations and franchises. The Company's adoption of FIN 46R did not have an impact on its consolidated financial statements.

In December 2003, the issued Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"), rescinded the accounting guidance contained in SAB 101, "Revenue Recognition in Financial Statements," and incorporated the body of previously issued guidance related to multiple-element revenue arrangements. The Company's adoption of SAB 104 did not have an impact on its consolidated financial statements.

In March 2004, the FASB ratified Emerging Issues Task Force ("EITF") Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" ("EITF 03-1"), but delayed the recognition and measurement provisions of EITF 03-1 in September 2004. For reporting periods beginning after June 15, 2004, only the disclosure requirements for available-for-sale securities and cost method investments are required. The Company's adoption of the requiremens in the fiscal fourth quarter of 2004 did not have a significant impact on the Company's disclosures.

In July 2004, the FASB issued EITF Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock" ("EITF 02-14"). EITF 02-14 requires application of the equity method of accounting when an investor is able to exert significant influence over operating and financial policies of an investee through ownership of common stock or in-substance common stock. EITF 02-14 is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 will not have a significant impact on the Company's consolidated financial position or results of operations.

CONSOLIDATED STATEMENTS OF EARNINGS

In thousands, except earnings per share

Fiscal year ended	Oct 3, 2004	Sept 28, 2003	Sept 29, 2002
Net revenues:			
Company-operated retail	$ 4,457,378	$ 3,449,624	$ 2,792,904
Specialty:			
Licensing	565,798	409,551	311,932
Foodservice and other	271,071	216,347	184,072
Total specialty	836,869	625,898	496,004
Total net revenues	5,294,247	4,075,522	3,288,908
Cost of sales including occupancy costs	2,198,654	1,685,928	1,350,011
Store operating expenses	1,790,168	1,379,574	1,109,782
Other operating expenses	171,648	141,346	106,084
Depreciation and amortization expenses	280,024	237,807	205,557
General and administrative expenses	304,293	244,550	234,581
Subtotal operating expenses	4,744,787	3,689,205	3,006,015
Income from equity investees	60,657	38,396	33,445
Operating income	610,117	424,713	316,338
Interest and other income, net	14,140	11,622	9,300
Gain on sale of investment	–	–	13,361
Earnings before income taxes	624,257	436,335	338,999
Income taxes	232,482	167,989	126,313
Net earnings	$ 391,775	$ 268,346	$ 212,686
Net earnings per common share – basic	$ 0.99	$ 0.69	$ 0.55
Net earnings per common share – diluted	$ 0.95	$ 0.67	$ 0.54
Weighted average shares outstanding:			
Basic	397,173	390,753	385,575
Diluted	411,465	401,648	397,526

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

In thousands, except share data

Fiscal year ended	Oct 3, 2004	Sept 28, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 299,128	$ 200,907
Short-term investments – available-for-sale securities	329,082	128,905
Short-term investments – trading securities	24,799	20,199
Accounts receivable, net of allowances of $2,231 and $4,809, respectively	140,226	114,448
Inventories	422,663	342,944
Prepaid expenses and other current assets	71,347	55,173
Deferred income taxes, net	81,240	61,453
Total current assets	1,368,485	924,029
Long-term investments – available-for-sale securities	135,179	136,159
Equity and other investments	171,747	144,257
Property, plant and equipment, net	1,471,446	1,384,902
Other assets	85,561	52,113
Other intangible assets	26,800	24,942
Goodwill	68,950	63,344
TOTAL ASSETS	$ 3,328,168	$ 2,729,746
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 199,346	$ 168,984
Accrued compensation and related costs	208,927	152,608
Accrued occupancy costs	65,873	56,179
Accrued taxes	63,038	54,934
Other accrued expenses	123,684	101,800
Deferred revenue	121,377	73,476
Current portion of long-term debt	735	722
Total current liabilities	782,980	608,703
Deferred income taxes, net	46,683	33,217
Long-term debt	3,618	4,354
Other long-term liabilities	8,132	1,045
Shareholders' equity:		
Common stock and additional paid-in capital – authorized, 600,000,000 shares; issued and outstanding, 397,405,844 and 393,692,536 shares, respectively, (includes 1,697,100 common stock units in both periods)	956,685	959,103
Other additional paid-in capital	39,393	39,393
Retained earnings	1,461,458	1,069,683
Accumulated other comprehensive income	29,219	14,248
Total shareholders' equity	2,486,755	2,082,427
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,328,168	$ 2,729,746

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

Fiscal year ended	Oct 3, 2004	Sept 28, 2003	Sept 29, 2002
OPERATING ACTIVITIES			
Net earnings	$ 391,775	$ 268,346	$ 212,686
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	304,820	259,271	221,141
Gain on sale of investment	–	–	(13,361)
Provision for impairments and asset disposals	13,568	7,784	26,852
Deferred income taxes, net	(3,073)	(5,932)	(6,088)
Equity in income of investees	(33,387)	(22,813)	(19,584)
Tax benefit from exercise of nonqualified stock options	63,405	36,590	44,199
Net accretion of discount and amortization of premium on marketable securities	11,603	5,996	–
Cash provided/(used) by changes in operating assets and liabilities:			
Inventories	(77,662)	(64,768)	(41,379)
Prepaid expenses and other current assets	(16,621)	(12,861)	(12,460)
Accounts payable	27,948	24,990	5,463
Accrued compensation and related costs	54,929	42,132	24,087
Accrued occupancy costs	8,900	4,293	15,343
Deferred revenue	47,590	30,732	15,321
Other accrued expenses	16,465	9,471	31,900
Other operating assets and liabilities	(16,412)	(16,784)	(26,435)
Net cash provided by operating activities	793,848	566,447	477,685
INVESTING ACTIVITIES			
Purchase of available-for-sale securities	(566,645)	(323,331)	(339,968)
Maturity of available-for-sale securities	163,814	180,687	78,349
Sale of available-for-sale securities	190,748	88,889	144,760
Acquisitions, net of cash acquired	(7,515)	(69,928)	–
Net additions to equity, other investments and other assets	(64,747)	(47,259)	(15,841)
Distributions from equity investees	38,328	28,966	22,834
Net additions to property, plant and equipment	(386,176)	(357,282)	(375,474)
Net cash used by investing activities	(632,193)	(499,258)	(485,340)
FINANCING ACTIVITIES			
Proceeds from issuance of common stock	137,590	107,183	107,467
Principal payments on long-term debt	(722)	(710)	(697)
Repurchase of common stock	(203,413)	(75,710)	(52,248)
Net cash provided/(used) by financing activities	(66,545)	30,763	54,522
Effect of exchange rate changes on cash and cash equivalents	3,111	3,278	1,560
Net increase in cash and cash equivalents	98,221	101,230	48,427
CASH AND CASH EQUIVALENTS			
Beginning of period	200,907	99,677	51,250
End of period	$ 299,128	$ 200,907	$ 99,677
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest	$ 370	$ 265	$ 303
Income taxes	$ 172,759	$ 140,107	$ 105,339

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In thousands, except share data

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Earnings	Income/(Loss)	Total
Balance, September 30, 2001	380,044,042	$ 380	$ 791,242	$ 588,651	$ (5,408)	$ 1,374,865
Net earnings	–	–	–	212,686	–	212,686
Unrealized holding losses, net	–	–	–	–	(1,509)	(1,509)
Translation adjustment	–	–	–	–	(1,664)	(1,664)
Comprehensive income						209,513
Equity adjustment related to equity Investee transaction	–	–	39,393	–	–	39,393
Exercise of stock options, including tax benefit of $44,199	9,830,136	10	135,465	–	–	135,475
Sale of common stock	991,742	1	16,190	–	–	16,191
Repurchase of common stock	(2,637,328)	(3)	(52,245)	–	–	(52,248)
Balance, September 29, 2002	388,228,592	388	930,045	801,337	(8,581)	1,723,189
Net earnings	–	–	–	268,346	–	268,346
Unrealized holding losses, net	–	–	–	–	(4,426)	(4,426)
Translation adjustment	–	–	–	–	27,255	27,255
Comprehensive income						291,175
Exercise of stock options, including tax benefit of $35,547	8,019,604	8	129,100	–	–	129,108
Sale of common stock, including tax benefit of $1,043	743,340	1	14,664	–	–	14,665
Repurchase of common stock	(3,299,000)	(3)	(75,707)	–	–	(75,710)
Balance, September 28, 2003	393,692,536	394	998,102	1,069,683	14,248	2,082,427
Net earnings	–	–	–	391,775	–	391,775
Unrealized holding losses, net	–	–	–	–	(4,925)	(4,925)
Translation adjustment	–	–	–	–	19,896	19,896
Comprehensive income						406,746
Exercise of stock options, including tax benefit of $62,415	7,708,491	7	172,025	–	–	172,032
Sale of common stock, including tax benefit of $990	984,072	1	28,962	–	–	28,963
Repurchase of common stock	(4,979,255)	(5)	(203,408)	–	–	(203,413)
Balance, October 3, 2004	397,405,844	$ 397	$ 995,681	$ 1,461,458	$ 29,219	$ 2,486,755

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 3, 2004, September 28, 2003, and September 29, 2002

Note 1: Summary of Significant Accounting Policies

Description of Business

Starbucks Corporation (together with its subsidiaries, "Starbucks" or the "Company") purchases and roasts high-quality whole bean coffees and sells them, along with fresh, rich-brewed coffees, Italian-style espresso beverages, cold blended beverages, a variety of complementary food items, coffee-related accessories and equipment, a selection of premium teas and a line of compact discs, primarily through its Company-operated retail stores. Starbucks sells coffee and tea products through other channels and, through certain of its equity investees, Starbucks also produces and sells bottled Frappuccino® and Starbucks DoubleShot® coffee drinks and a line of superpremium ice creams. These nonretail channels are collectively known as "Specialty Operations." The Company's objective is to establish Starbucks as the most recognized and respected brand in the world. To achieve this goal, the Company plans to continue rapid expansion of its retail operations, to grow its Specialty Operations and to selectively pursue other opportunities to leverage the Starbucks brand through the introduction of new products and the development of new channels of distribution.

Principles of Consolidation

The consolidated financial statements reflect the financial position and operating results of Starbucks, which include wholly owned subsidiaries and investees controlled by the Company.

Investments in entities that the Company does not control, but has the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method. Investments in entities in which Starbucks does not have the ability to exercise significant influence are accounted for under the cost method.

All significant intercompany transactions have been eliminated.

Fiscal Year End

The Company's fiscal year ends on the Sunday closest to September 30. The fiscal year ended October 3, 2004, included 53 weeks. The fiscal years ended September 28, 2003, and September 29, 2002, each included 52 weeks.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of purchase to be cash equivalents. The Company maintains cash and cash equivalent balances with financial institutions that exceed federally insured limits. The Company has not experienced any losses related to these balances, and management believes its credit risk to be minimal.

Cash Management

The Company's cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Checks issued but not presented for payment to the bank are reflected as a reduction of cash and cash equivalents on the accompanying consolidated financial statements.

Short-term and Long-term Investments

The Company's short-term and long-term investments consist primarily of investment-grade marketable debt securities, as well as bond and equity mutual funds, all of which are classified as trading or available-for-sale. Trading securities are recorded at fair value with unrealized holding gains and losses included in net earnings. Available-for-sale securities are recorded at fair value, and unrealized holding gains and losses are recorded, net of tax, as a separate component of accumulated other comprehensive income. Available-for-sale securities with remaining maturities of less than one year are classified as short-term, and all other available-for-sale securities are classified as long-term. Unrealized losses are charged against net earnings when a decline in fair value is determined to be other than temporary. Management reviews several factors to determine whether a loss is other than temporary, such as the length of time a security is in an unrealized loss position, extent to which fair value is less than amortized cost, the impact of changing interest rates in the short and long term and the Company's intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. Realized gains and losses are accounted for on the specific identification method. Purchases and sales are recorded on a trade date basis.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents approximates fair value because of the short-term maturity of those instruments. The fair value of the Company's investments in marketable debt and equity securities, as well as bond and equity mutual funds, is based upon the quoted market price on the last business day of the fiscal year. For equity securities of companies that are privately held, or where an observable quoted market price does not exist, the Company estimates fair value using a variety of valuation methodologies. Such methodologies include comparing the security with securities of publicly traded companies in similar lines of business, applying revenue multiples to estimated future operating results for the private company and estimating discounted cash flows for that company. Declines in fair value below the Company's carrying value deemed to be other than temporary are charged against earnings. For further information on investments, see Notes 4 and 7. The carrying value of long-term debt approximates fair value.

Derivative Instruments

The Company manages its exposure to foreign currency risk within the consolidated financial statements according to a hedging policy. Under the policy, Starbucks may engage in transactions involving various derivative instruments with maturities generally not longer than five years, to hedge assets, liabilities, revenues and purchases denominated in foreign currencies.

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted, which requires that all derivatives be recorded on the balance sheet at fair value. For a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income ("OCI") and subsequently reclassified into net earnings when the hedged exposure affects net earnings. For a net investment hedge, the effective portion of the derivative's gain or loss is reported as a component of OCI.

Cash flow hedges related to anticipated transactions are designated and documented at the inception of each hedge by matching the terms of the contract to the underlying transaction. The Company classifies the cash flows from hedging transactions in the same categories as the cash flows from the respective hedged items. Once established, cash flow hedges are generally not removed until maturity unless an anticipated transaction is no longer likely to occur. Discontinued or derecognized cash flow hedges are immediately settled with counterparties, and the related accumulated derivative gains or losses are recognized into net earnings in "Interest and other income, net" on the consolidated statements of earnings.

Forward contract effectiveness for cash flow hedges is calculated by comparing the fair value of the contract to the change in value of the anticipated transaction using forward rates on a monthly basis. For net investment hedges, the spot-to-spot method is used to calculate effectiveness. Any ineffectiveness is recognized immediately in "Interest and other income, net" on the accompanying consolidated statements of earnings.

Inventories
Inventories are stated at the lower of cost (primarily moving average cost) or market. The Company records inventory reserves for obsolete and slow-moving items and for estimated shrinkage between physical inventory counts. Inventory reserves are based on inventory turnover trends, historical experience and application of the specific identification method.

Property, Plant and Equipment
Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation of property, plant and equipment, which includes assets under capital leases, is provided on the straight-line method over estimated useful lives, generally ranging from two to seven years for equipment and 30 to 40 years for buildings. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease life, generally 10 years. The portion of depreciation expense related to production and distribution facilities is included in "Cost of sales and related occupancy costs" on the accompanying consolidated statements of earnings. The costs of repairs and maintenance are expensed when incurred, while expenditures for refurbishments and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. When assets are retired or sold, the asset cost and related accumulated depreciation are eliminated with any remaining gain or loss reflected in net earnings.

Goodwill and Other Intangible Assets
At the beginning of fiscal 2003, Starbucks adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). As a result, the Company discontinued amortization of its goodwill and indefinite-lived trademarks and determined that provisions for impairment were unnecessary. Impairment tests are performed annually in June and more frequently if facts and circumstances indicate goodwill carrying values exceed estimated reporting unit fair values and if indefinite useful lives are no longer appropriate for the Company's trademarks. If the nonamortization provision of SFAS 142 had been applied to fiscal 2002, net earnings would have been $214.7 million, as compared to actual net earnings of $212.7 million. Basic earnings per share for fiscal 2002 would have increased to $0.56 per share from $0.55 per share, while diluted earnings per share would have remained unchanged. Definite-lived intangibles, which mainly consist of contract-based patents and copyrights, are amortized over their estimated useful lives. For further information on goodwill and other intangible assets, see Note 9.

Long-Lived Assets
When facts and circumstances indicate that the carrying values of long-lived assets may be impaired, an evaluation of recoverability is performed by comparing the carrying values of the assets to projected future cash flows in addition to other quantitative and qualitative analyses. Upon indication that the carrying values of such assets may not be recoverable, the Company recognizes an impairment loss by a charge against current operations. Property, plant and equipment assets are grouped at the lowest level for which there are identifiable cash flows when assessing impairment. Cash flows for retail assets are identified at the individual store level.

Insurance Reserves
The Company uses a combination of insurance and self-insurance mechanisms, including a wholly owned captive insurance entity and participation in a reinsurance pool, to provide for the potential liabilities for workers' compensation, general liability, property insurance, director and officers' liability insurance, vehicle liability and employee healthcare benefits. Liabilities associated with the risks that are retained by the Company are estimated, in part, by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. The estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends. As of October 3, 2004, and September 28, 2003, these reserves were $77.6 million and $51.6 million, respectively, and were included in "Accrued compensation and related costs" and "Other accrued expenses" on the consolidated balance sheets.

Revenue Recognition
Company-operated retail store revenues are recognized when payment is tendered at the point of sale. Revenues from stored value cards are recognized upon redemption. Until the redemption of stored value cards, outstanding customer balances on such cards are included in "Deferred revenue" on the accompanying consolidated balance sheets. Specialty revenues consist primarily of product sales to customers other than through Company-operated retail stores, as well as royalties and other fees generated from licensing operations. Sales of coffee, tea and related products are generally recognized upon shipment to customers, depending on contract terms. Initial nonrefundable development fees required under licensing agreements are recognized upon substantial performance of services for new market business development activities, such as initial business, real estate and store development planning, as well as providing operational materials and functional training courses for opening new licensed retail markets. Additional store licensing fees are recognized when new licensed stores are opened. Royalty revenues based upon a percentage of reported sales and other continuing fees, such as marketing and service fees, are recognized on a monthly basis when earned. Arrangements involving multiple elements and deliverables are individually evaluated for revenue recognition. Cash payments received in advance of product or service delivery are recorded as deferred revenue. Consolidated revenues are net of all intercompany eliminations for wholly owned subsidiaries and for licensees accounted for under the equity method based on the Company's percentage ownership. All revenues are recognized net of any discounts.

Advertising
The Company expenses costs of advertising the first time the advertising campaign takes place. Total advertising expenses, recorded in "Store operating expenses" and "Other operating expenses" on the accompanying consolidated statements of earnings totaled $68.3 million, $49.5 million and $25.6 million in 2004, 2003 and 2002, respectively.

Store Preopening Expenses
Costs incurred in connection with the start-up and promotion of new store openings are expensed as incurred.

Rent Expense
Certain of the Company's lease agreements provide for scheduled rent increases during the lease terms or for rental payments commencing at a date other than the date of initial occupancy. Minimum rental expenses are recognized on a straight-line basis over the terms of the leases.

Stock-based Compensation
The Company maintains several stock option plans under which incentive stock options and nonqualified stock options may be granted to employees, consultants and nonemployee directors. Starbucks accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, because the grant price equals the market price on the date of grant, no compensation expense is recognized by the Company for stock options issued to employees.

If compensation cost for the Company's stock options had been recognized based upon the estimated fair value on the grant date under the fair value methodology allowed by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") as amended, the Company's net earnings and earnings per share would have been as follows *(in thousands, except earnings per share):*

Fiscal year ended	Oct 3, 2004	Sept 28, 2003	Sept 29, 2002
Net earnings	$ 391,775	$ 268,346	$ 212,686
Deduct: stock-based compensation expense determined under fair value method, net of tax	45,056	37,436	37,447
Pro forma net income	$ 346,719	$ 230,910	$ 175,239
Net earnings per common share – basic:			
As reported	$ 0.99	$ 0.69	$ 0.55
Pro forma	$ 0.87	$ 0.59	$ 0.45
Net earnings per common share – diluted			
As reported	$ 0.95	$ 0.67	$ 0.54
Pro forma	$ 0.85	$ 0.58	$ 0.44

The above pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	Employee Stock Options		
Fiscal year ended	2004	2003	2002
Expected life (years)	1–6	2–5	2–5
Expected volatility	22%–50%	37%–55%	43%–54%
Risk-free interest rate	1.10%–4.52%	0.92%–4.01%	1.63%–4.96%
Expected dividend yield	0.00%	0.00%	0.00%
	Employee Stock Purchase Plans		
Fiscal year ended	2004	2003	2002
Expected life (years)	0.25–3	0.25–3	0.25
Expected volatility	19%–43%	30%–50%	33%–51%
Risk-free interest rate	0.93%–2.3%	0.87%–2.25%	1.93%–2.73%
Expected dividend yield	0.00%	0.00%	0.00%

The Company's valuations are based upon a multiple option valuation approach, and forfeitures are recognized as they occur. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock-price volatility. The Company's employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. Because Company stock options do not trade on a secondary exchange, employees can receive no value nor derive any benefit from holding stock options under these plans without an increase, above the grant price, in the market price of the Company's stock. Such an increase in stock price would benefit all stockholders commensurately.

As required by SFAS 123, the Company has determined that the weighted average estimated fair values of options granted during fiscal 2004, 2003 and 2002 were $10.60, $8.31 and $6.48 per share, respectively.

Foreign Currency Translation
The Company's international operations generally use their local currency as their functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Income and expense accounts are translated at the average monthly exchange rates during the year. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income/(loss).

Income Taxes
The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

Earnings per Share
The computation of basic earnings per share is based on the weighted average number of shares and common stock units that were outstanding during the period. The computation of diluted earnings per share includes the dilutive effect of common stock equivalents consisting of certain shares subject to stock options.

Recent Accounting Pronouncements
In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 Revised, "Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51" ("FIN 46R"), which provided, among other things, immediate deferral of the application of FIN 46 for entities that did not originally qualify as special purpose entities, and provided additional scope exceptions for joint ventures with business operations and franchises. The Company's adoption of FIN 46R did not have an impact on its consolidated financial statements.

In December 2003, the issued Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"), rescinded the accounting guidance contained in SAB 101, "Revenue Recognition in Financial Statements," and incorporated the body of previously issued guidance related to multiple-element revenue arrangements. The Company's adoption of SAB 104 did not have an impact on its consolidated financial statements.

In March 2004, the FASB ratified Emerging Issues Task Force ("EITF") Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" ("EITF 03-1"), but delayed the recognition and measurement provisions of EITF 03-1 in September 2004. For reporting periods beginning after June 15, 2004, only the disclosure requirements for available-for-sale securities and cost method investments are required. The Company's adoption of the requiremens in the fiscal fourth quarter of 2004 did not have a significant impact on the Company's disclosures.

In July 2004, the FASB issued EITF Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock" ("EITF 02-14"). EITF 02-14 requires application of the equity method of accounting when an investor is able to exert significant influence over operating and financial policies of an investee through ownership of common stock or in-substance common stock. EITF 02-14 is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 will not have a significant impact on the Company's consolidated financial position or results of operations.

Note 2: Acquisitions

In July 2004, Starbucks acquired 100% of its licensed operations in Singapore and acquired 49.9% of its licensed operations in Malaysia, for a combined total of approximately $12.1 million. Previously, the Company did not have any equity ownership interests in these entities. The results of operations for Singapore are included in the accompanying consolidated financial statements from the date of acquisition. For its investment in Malaysia, management applied the equity method of accounting from the date of acquisition, since the Company is able to exert significant influence over the investee's operating and financial policies. See Note 7 for additional information on equity method investments. Also, see Note 18 for information on the Company's 100% acquisition of its licensed operations in Germany in fiscal 2005.

In July 2003, the Company acquired Seattle Coffee Company ("SCC"), which includes the Seattle's Best Coffee® and Torrefazione Italia® brands, from AFC Enterprises, Inc., for $70 million in cash. The results of operations of SCC are included in the accompanying consolidated financial statements from the date of acquisition.

During fiscal 2003, Starbucks increased its equity ownership to 50% of its international licensed operations in Austria, Shanghai, Spain, Switzerland and Taiwan, which enabled the Company to exert significant influence over their operating and financial policies. For these operations, the Company reflected a change in accounting method during fiscal 2003, from the cost method to the equity method, in the consolidated financial statements.

Note 3: Cash and Cash Equivalents

Cash and cash equivalents consist of the following *(in thousands):*

Fiscal year ended	Oct 3, 2004	Sept 28, 2003
Operating funds and interest bearing deposits	$ 219,809	$ 187,118
Money market funds	79,319	13,789
Total	$ 299,128	$ 200,907

Note 4: Short-term and Long-term Investments

The Company's short-term and long-term investments consist of the following *(in thousands):*

October 3, 2004	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Short-term investments – available-for-sale securities:				
State and local government obligations	$ 309,954	$ 20	$ (583)	$ 309,391
U.S. government agency obligations	6,655	–	(4)	6,651
Asset-backed securities	13,020	50	(30)	13,040
Total	$ 329,629	$ 70	$ (617)	$ 329,082
Short-term investments – trading securities	24,769			24,799
Total short-term investments	$ 354,398			$ 353,881
Long-term investments – available-for-sale securities:				
State and local government obligations	$ 130,810	$ 67	$ (348)	$ 130,529
Corporate debt securities	4,000	–	–	4,000
Asset-backed securities	658	–	(8)	650
Total long-term investments	$ 135,468	$ 67	$ (356)	$ 135,179

September 28, 2003	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Short-term investments – available-for-sale securities:				
U.S. government agency obligations	$ 3,672	$ 1	$ –	$ 3,673
State and local government obligations	125,121	115	(4)	125,232
Total	$ 128,793	$ 116	$ (4)	$ 128,905
Short-term investments – trading securities	21,268			20,199
Total short-term investments	$ 150,061			$ 149,104
Long-term investments – available-for-sale securities:				
State and local government obligations	$ 131,021	$ 421	$ (32)	$ 131,410
Asset-backed securities	4,804	14	(69)	4,749
Total long-term investments	$ 135,825	$ 435	$ (101)	$ 136,159

For available-for-sale securities, proceeds from sales were $190.7 million, $88.9 million and $144.8 million, in fiscal years 2004, 2003 and 2002, respectively. Gross realized gains from the sales were $0.2 million in 2004 and $0.3 million in 2003, and gross realized losses from the sales were $0.4 million in 2004. There were no gross realized gains in 2002 and no gross realized losses in 2003 or 2002.

Short-term and long-term investments with unrealized losses as of October 3, 2004, consist of the following *(in thousands):*

Less than 12 months:	Gross Unrealized Losses	Fair Value
State and local government obligations	$ (931)	$ 376,318
U.S. government agency obligations	(4)	6,651
Asset-backed securities	(38)	7,097
Total	$ (973)	$ 390,066

The $1.0 million of gross unrealized losses as of October 3, 2004, which pertains to 184 securities, was generated within the past 12 months and was primarily caused by changes in interest rates. There were no realized losses generated from other-than-temporary impairment for these securities during 2004, 2003 or 2002.

Trading securities are comprised mainly of marketable equity mutual funds that approximate a portion of the Company's liability under the Management Deferred Compensation Plan, a defined contribution plan. The corresponding deferred compensation liability of $32.7 million in fiscal 2004 and $20.4 million in fiscal 2003 is included in "Accrued compensation and related costs" on the accompanying consolidated balance sheets. In fiscal years 2004 and 2003, the changes in net unrealized holding gains in the trading portfolio included in earnings were $1.1 million and $1.8 million, respectively.

Long-term investments generally mature in less than three years.

Note 5: Derivative Financial Instruments

Cash Flow Hedges

Starbucks and its subsidiaries, which include entities that use their local currency as their functional currency, enter into cash flow derivative instruments to hedge portions of anticipated revenue streams and purchases. Current contracts hedge forecasted transactions denominated in Japanese yen and Canadian dollars, as well as in U.S. dollars for foreign operations. During fiscal years 2004, 2003 and 2002, derivative gains (losses) of ($1.5) million, ($1.7) million, and $2.9 million were reclassified to revenues, respectively. For hedges of foreign-denominated purchases, derivative losses of $0.8 million were reclassified into cost of sales during fiscal 2004. There were no similar transactions reclassified into cost of sales in prior years.

The Company had accumulated net derivative losses of $3.9 million, net of taxes, in other comprehensive income ("OCI") as of October 3, 2004, related to cash flow hedges. Of this amount, $2.5 million of net derivative losses will be reclassified into earnings within 12 months. No significant cash flow hedges were discontinued during fiscal years 2004, 2003 or 2002. Current contracts will expire within 24 months.

Net Investment Hedges

Net investment derivative instruments hedge the Company's equity method investment in Starbucks Coffee Japan, Ltd. These forward foreign exchange contracts expire within 31 months and are intended to minimize foreign currency exposure to fluctuations in the Japanese yen. As a result of using the spot-to-spot method, the Company recognized net gains of $0.7 million, $1.4 million and $1.8 million during fiscal years 2004, 2003 and 2002, respectively. In addition, the Company had accumulated net derivative losses of $4.3 million, net of taxes, in OCI as of October 3, 2004.

Note 6: Inventories

Inventories consist of the following *(in thousands):*

Fiscal year ended	Oct 3, 2004	Sept 28, 2003
Coffee:		
Unroasted	$ 233,903	$ 167,674
Roasted	46,070	41,475
Other merchandise held for sale	81,565	83,784
Packaging and other supplies	61,125	50,011
Total	$ 422,663	$ 342,944

As of October 3, 2004, the Company had committed to fixed-price purchase contracts for green coffee totaling $271.7 million. The Company believes, based on relationships established with its suppliers in the past, the risk of nondelivery on such purchase commitments is low.

Note 7: Equity and Other Investments

The Company's equity and other investments consist of the following *(in thousands):*

Fiscal year ended	Oct 3, 2004	Sept 28, 2003
Equity method investments	$ 152,511	$ 134,341
Cost method investments	16,430	7,210
Other investments	2,806	2,706
Total	$ 171,747	$ 144,257

Equity Method

The Company's equity investees and ownership interests are as follows:

Fiscal year ended	Oct 3, 2004	Sept 28, 2003
The North American Coffee Partnership	50.0%	50.0%
Starbucks Ice Cream Partnership	50.0%	50.0%
Starbucks Coffee Korea Co., Ltd.	50.0%	50.0%
Starbucks Coffee Austria GmbH	50.0%	50.0%
Starbucks Coffee Switzerland AG	50.0%	50.0%
Starbucks Coffee España, S.L.	50.0%	50.0%
President Starbucks Coffee Taiwan Ltd.	50.0%	50.0%
Shanghai President Coffee Co.	50.0%	50.0%
Starbucks Coffee France SAS	50.0%	50.0%
Berjaya Starbucks Coffee Company Sdn. Bhd.	49.9%	–
Starbucks Coffee Japan, Ltd.	40.1%	40.1%
Coffee Partners Hawaii	5.0%	5.0%

The Company has licensed the rights to produce and distribute Starbucks branded products to two partnerships in which the Company holds a 50% equity interest. The North American Coffee Partnership with the Pepsi-Cola Company develops and distributes bottled Frappuccino® and Starbucks DoubleShot® coffee drinks. The Starbucks Ice Cream Partnership with Dreyer's Grand Ice Cream, Inc., develops and distributes superpremium ice creams. The remaining entities operate licensed Starbucks retail stores, including Coffee Partners Hawaii, which is a general partnership.

During fiscal 2004, Starbucks acquired an equity interest in its licensed operations of Malaysia. During fiscal 2003, Starbucks increased its ownership of its licensed operations in Austria, Shanghai, Spain, Switzerland and Taiwan. The carrying amount of these investments was $24.3 million more than the underlying equity in net assets due to acquired goodwill, which is not subject to amortization in accordance with SFAS 142. The goodwill is evaluated for impairment in accordance with APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." No impairment was recorded during fiscal years 2004 or 2003. For additional information on acquisitions, see Note 2.

The Company's share of income and losses is included in "Income from equity investees" on the accompanying consolidated statements of earnings. Also included is the Company's proportionate share of gross margin resulting from coffee and other product sales to, and royalty and license fee revenues generated from, equity investees. Revenues generated from these related parties, net of eliminations, were $75.2 million, $68.0 million and $67.7 million in fiscal years 2004, 2003 and 2002, respectively. Related costs of sales, net of eliminations, were $37.5 million, $35.7 million and $37.9 million in fiscal years 2004, 2003 and 2002, respectively.

As of October 3, 2004, the aggregate market value of the Company's investment in Starbucks Coffee Japan, Ltd., was approximately $149.9 million based on its available quoted market price.

Cost Method
The Company has equity interests in entities to develop Starbucks licensed retail stores in certain Chinese markets and in Puerto Rico, Germany, Mexico, Chile, Cyprus and Greece. As of October 3, 2004, management determined that the estimated fair value of each cost method investment exceeded its carrying value as part of the formal adoption of the impairment provisions of EITF 03-1.

Starbucks has the ability to acquire additional interests in some of its cost method investees at certain intervals. Depending on the Company's total percentage of ownership interest and its ability to exercise significant influence over financial and operating policies, additional investments may require the retroactive application of the equity method of accounting.

Other Investments
Starbucks has investments in privately held equity securities that are recorded at their estimated fair values.

Note 8: Property, Plant and Equipment
Property, plant and equipment are recorded at cost and consist of the following *(in thousands):*

Fiscal year ended	Oct 3, 2004	Sept 28, 2003
Land	$ 13,118	$ 11,414
Buildings	66,468	64,427
Leasehold improvements	1,497,941	1,311,024
Roasting and store equipment	683,747	613,825
Furniture, fixtures and other	415,307	375,854
	2,676,581	2,376,544
Less accumulated depreciation and amortization	(1,298,270)	(1,049,810)
	1,378,311	1,326,734
Work in progress	93,135	58,168
Property, plant and equipment, net	$ 1,471,446	$ 1,384,902

Note 9: Other Intangible Assets and Goodwill
As of October 3, 2004, indefinite-lived intangibles were $24.3 million and definite-lived intangibles, which collectively had a remaining weighted average useful life of approximately eight years, were $2.5 million, net of accumulated amortization of $1.3 million. As of September 28, 2003, indefinite-lived intangibles were $23.3 million and definite-lived intangibles were $1.6 million, net of accumulated amortization of $0.9 million. Amortization expense for definite-lived intangibles was $0.5 million and $0.4 million during fiscal 2004 and 2003, respectively.

The following table summarizes the estimated amortization expense for each of the next five fiscal years *(in thousands):*

Fiscal year ending	
2005	$ 536
2006	606
2007	647
2008	782
2009	908
Total	3,479

During fiscal 2004 and 2003, goodwill increased by approximately $6.1 million for the acquisition of licensed operations in Singapore and $43.3 million for the acquisition of the Seattle Coffee Company, respectively. No impairment was recorded during fiscal 2004 or 2003.

The following table summarizes goodwill by operating segment *(in thousands):*

Fiscal year ended	Oct 3, 2004	Sept 28, 2003
United States	$ 60,540	$ 60,965
International	8,410	2,379
Total	$ 68,950	$ 63,344

The reduction in goodwill assigned to the United States operating segment during fiscal 2004 reflects a net decrease for Seattle Coffee Company, primarily from adjustments to values estimated in the initial purchase price allocation. The increase in goodwill assigned to the International operating segment during fiscal 2004 relates to the acquisition of licensed operations in Singapore, partially offset by fluctuations in foreign exchange rates.

Note 10: Long-term Debt
In September 1999, Starbucks purchased the land and building comprising its York County, Pennsylvania, roasting plant and distribution facility. The total purchase price was $12.9 million. In connection with this purchase, the Company assumed loans totaling $7.7 million from the York County Industrial Development Corporation. The remaining maturities of these loans range from five to six years, with interest rates from 0.0% to 2.0%.

Scheduled principal payments on long-term debt are as follows *(in thousands):*

Fiscal year ending	
2005	$ 735
2006	748
2007	762
2008	775
2009	790
Thereafter	543
Total principal payments	$ 4,353

Note 11: Leases
The Company leases retail stores, roasting and distribution facilities and office space under operating leases expiring through 2027. Most lease agreements contain renewal options and rent escalation clauses. Certain leases provide for contingent rentals based upon gross sales.

Rental expense under these lease agreements was as follows *(in thousands):*

Fiscal year ended	Oct 3, 2004	Sept 28, 2003	Sept 29, 2002
Minimum rentals – retail stores	$ 283,351	$ 237,742	$ 200,827
Minimum rentals – other	28,064	22,887	19,143
Contingent rentals	24,638	12,274	5,415
Total	$ 336,053	$ 272,903	$ 225,385

Minimum future rental payments under noncancelable lease obligations as of October 3, 2004, are as follows *(in thousands):*

Fiscal year ending	
2005	$ 355,079
2006	340,360
2007	321,047
2008	299,601
2009	272,806
Thereafter	1,020,143
Total minimum lease payments	$ 2,609,036

Note 12: Shareholders' Equity
In addition to 600.0 million shares of authorized common stock with $0.001 par value per share, the Company has authorized 7.5 million shares of preferred stock, none of which was outstanding at October 3, 2004.

During fiscal 2004, the Starbucks Board of Directors authorized an additional program for the repurchase of up to 9.0 million shares of the Company's common stock and also authorized management to repurchase shares under any of the Company's programs pursuant to a contract, instruction or written plan meeting the requirements of Rule 10b5-1(c)(1) of the Securities Exchange Act of 1934.

Pursuant to the Company's authorized share repurchase programs, Starbucks acquired 5.0 million shares at an average price of $40.85 for a total cost of $203.4 million in fiscal 2004. Starbucks acquired 3.3 million shares at an average price of $22.95 for a total cost of $75.7 million during fiscal 2003. As of October 3, 2004, there were approximately 18.6 million remaining shares authorized for repurchase. Share repurchases were funded through cash, cash equivalents and available-for-sale securities and were primarily intended to help offset dilution from stock-based compensation and employee stock purchase plans.

Comprehensive Income
Comprehensive income includes all changes in equity during the period, except those resulting from transactions with shareholders and subsidiaries of the Company. It has two components: net earnings and other comprehensive income. Accumulated other comprehensive income reported on the Company's consolidated balance sheets consists of foreign currency translation adjustments and the unrealized gains and losses, net of applicable taxes, on available-for-sale securities and on derivative instruments designated and qualifying as cash flow and net investment hedges. Comprehensive income, net of related tax effects, is as follows *(in thousands):*

Fiscal year ended	Oct 3, 2004	Sept 28, 2003	Sept 29, 2002
Net earnings	$ 391,775	$ 268,346	$ 212,686
Unrealized holding gains/(losses) on available-for-sale securities, net of tax benefit/(provision) of $618, ($53) and ($231) in 2004, 2003 and 2002, respectively	(1,005)	142	394
Unrealized holding gains/(losses) on cash flow hedges, net of tax benefit/(provision) of $2,801, $804 and ($1,066) in 2004, 2003 and 2002, respectively	(4,769)	(1,369)	1,815
Unrealized holding losses on net investment hedges, net of tax benefit of $328, $1,903 and $415 in 2004, 2003 and 2002, respectively	(558)	(3,241)	(706)
Reclassification adjustment for (gains)/losses realized in net income, net of tax benefit/(provision) of ($832), ($41) and $1,769 in 2004, 2003 and 2002, respectively	1,407	42	(3,012)
Net unrealized loss	(4,925)	(4,426)	(1,509)
Translation adjustment	19,896	27,255	(1,664)
Total comprehensive income	$ 406,746	$ 291,175	$ 209,513

The favorable translation adjustment changes during fiscal years 2004 and 2003 of $19.9 million and $27.3 million, respectively, were primarily due to the weakening of the U.S. dollar against several currencies, such as the British pound sterling, Euro, Canadian dollar and Japanese yen. The unfavorable translation adjustment change of ($1.7) million in fiscal 2002 was primarily due to the strengthening of the U.S. dollar against the Japanese yen.

Note 13: Employee Stock and Benefit Plans

Stock Option Plans
The Company maintains several stock option plans under which it may grant incentive stock options and nonqualified stock options to employees, consultants and nonemployee directors. Stock options have been granted at prices at or above the fair market value on the date of grant. Options vest and expire according to terms established at the grant date.

The following summarizes all stock option transactions from September 30, 2001, through October 3, 2004:

	Shares Subject to Options	Weighted Average Exercise Price per Share	Shares Subject to Exercisable Options	Weighted Average Exercise Price per Share
Outstanding, September 30, 2001	43,010,931	$ 12.13	24,407,135	$ 9.16
Granted	10,262,709	15.79		
Exercised	(9,830,136)	9.29		
Cancelled	(2,983,701)	15.15		
Outstanding, September 29, 2002	40,459,803	13.55	20,975,598	11.07
Granted	9,537,730	21.10		
Exercised	(8,019,604)	11.69		
Cancelled	(2,912,483)	17.90		
Outstanding, September 28, 2003	39,065,446	15.47	20,888,694	12.55
Granted	9,217,620	31.23		
Exercised	(7,708,491)	14.21		
Cancelled	(2,157,965)	23.75		
Outstanding, October 3, 2004	38,416,610	$ 19.05	26,689,115	$ 15.85

As of October 3, 2004, there were 21.1 million shares of common stock available for issuance pursuant to future stock option grants. Additional information regarding options outstanding as of October 3, 2004, is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 4.14 – $ 9.20	6,115,368	2.33	$ 8.16	6,115,368	$ 8.16
9.21 – 14.80	9,934,624	5.66	12.99	9,062,892	12.81
15.51 – 20.19	5,046,033	6.17	19.77	4,600,521	19.88
20.25 – 30.25	9,072,745	7.84	21.46	4,866,404	21.24
30.46 – 46.02	8,247,840	9.17	31.32	2,043,930	30.46
$ 4.14 – $ 46.02	38,416,610	6.47	$ 19.05	26,689,115	$ 15.85

Employee Stock Purchase Plans
The Company has an employee stock purchase plan which provides that eligible employees may contribute up to 10% of their base earnings toward the quarterly purchase of the Company's common stock. The employee's purchase price is 85% of the lesser of the fair market value of the stock on the first business day or the last business day of the quarterly offering period. Employees may purchase shares having a fair market value of up to $25,000 (measured as of the first day of each quarterly offering period for each calendar year). No compensation expense is recorded in connection with the plan. The total number of shares issuable under the plan is 16.0 million. There were 979,592 shares issued under the plan during fiscal 2004 at prices ranging from $21.53 to $37.93. There were 712,046 shares issued under the plan during fiscal 2003 at prices ranging from $17.32 to $20.87. There were 991,742 shares issued under the plan during fiscal 2002 at prices ranging from $12.58 to $19.81. Since inception of the plan, 6.6 million shares have been purchased, leaving 9.4 million shares available for future issuance. Of the 54,623 employees eligible to participate, 14,253 were participants in the plan as of October 3, 2004.

Starbucks has an additional employee stock purchase plan that allows eligible U.K. employees to save toward the purchase of the Company's common stock. The employee's purchase price is 85% of the fair value of the stock on the first business day of a three year offering period. No compensation expense was recorded in connection with the plan during fiscal years 2004, 2003 or 2002. The total number of shares issuable under the plan is 600,000. There were 4,480 shares issued under the plan during fiscal 2004 at prices ranging from $14.13 to $18.95. There were 31,294 shares issued under the plan during fiscal 2003 at prices ranging from $11.33 to $12.02. No shares had been issued prior to fiscal 2003 and 564,226 shares remain available for future issuance. During fiscal 2004, the Company suspended future offerings under this employee stock purchase plan, with the last offering made in December 2002 and maturing in February 2006. A new employee stock purchase plan, the UK Share Incentive Plan, was introduced during fiscal 2004 and will allow eligible U.K. employees to purchase shares of common stock through payroll deductions during six-month offering periods, at the lesser of the fair market value of the stock at the beginning or end of the offering period. The Company will award one matching share for each six shares purchased under the plan. The total number of shares issuable under the plan is 700,000, of which no shares were issued as of October 3, 2004.

Deferred Stock Plan
Starbucks has a deferred stock plan for certain key employees that enables participants in the plan to defer receipt of ownership of common shares from the exercise of nonqualified stock options. The minimum deferral period is five years. As of October 3, 2004, receipt of 1,697,100 shares was deferred under the terms of this plan. The rights to receive these shares, represented by common stock units, are included in the calculation of basic and diluted earnings per share as common stock equivalents.

Defined Contribution Plans
Starbucks maintains voluntary defined contribution plans covering eligible employees as defined in the plan documents. Participating employees may elect to defer and contribute a portion of their compensation to the plans up to limits stated in the plan documents, not to exceed the dollar amounts set by applicable laws. For employees in the United States and Canada, the Company matched 25% to 150% of each employee's eligible contribution based on years of service, up to a maximum of the first 4% of each employee's compensation.

The Company's matching contributions to all plans were approximately $9.8 million, $6.8 million and $3.1 million in fiscal years 2004, 2003 and 2002, respectively.

Note 14: Income Taxes

A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate is as follows:

Fiscal year ended	Oct 3, 2004	Sept 28, 2003	Sept 29, 2002
Statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	3.5	3.6	3.4
Valuation allowance change/Other, net	(1.3)	(0.1)	(1.1)
Effective tax rate	37.2%	38.5%	37.3%

The provision for income taxes consists of the following *(in thousands):*

Fiscal year ended	Oct 3, 2004	Sept 28, 2003	Sept 29, 2002
Currently payable:			
Federal	$ 188,647	$ 140,138	$ 109,154
State	36,383	25,448	16,820
Foreign	10,218	8,523	5,807
Deferred taxes, net	(2,766)	(6,120)	(5,468)
Total	$ 232,482	$ 167,989	$ 126,313

U.S. income and foreign withholding taxes have not been provided on approximately $42.8 million of cumulative nondistributed earnings of foreign subsidiaries and equity investees. The Company intends to reinvest these earnings for the foreseeable future. If these amounts were distributed to the United States, in the form of dividends or otherwise, the Company would be subject to additional U.S. income taxes. Because of the availability of U.S. foreign tax credits, the determination of the amount of unrecognized deferred income tax liabilities on these earnings is not practicable.

The Company is currently evaluating the impact on its consolidated financial position and disclosures from new U.S. tax legislation, the American Jobs Creation Act of 2004 ("American Jobs Creation Act"), signed into law on October 22, 2004. The new law allows a deduction of 85% of repatriated qualified foreign earnings in either fiscal year 2005 or fiscal year 2006. Any impact from this legislation has not been reflected in the amounts shown as reinvested for the foreseeable future.

The tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities is as follows *(in thousands):*

Fiscal year ended	Oct 3, 2004	Sept 28, 2003
Deferred tax assets:		
Equity and other investments	$ 10,766	$ 17,576
Capital loss carryforwards	4,223	4,578
Accrued occupancy costs	19,683	15,706
Accrued compensation and related costs	31,057	20,533
Other accrued expenses	21,194	22,410
Foreign tax credits	17,514	14,103
Other	9,185	7,084
Total	113,622	101,990
Valuation allowance	(8,334)	(13,685)
Total deferred tax asset, net of valuation allowance	105,288	88,305
Deferred tax liabilities:		
Property, plant and equipment	(58,512)	(49,419)
Other	(12,219)	(10,650)
Total	(70,731)	(60,069)
Net deferred tax asset	$ 34,557	$ 28,236

The Company will establish a valuation allowance if it is more likely than not that these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain. Periodically, the valuation allowance is reviewed and adjusted based on management's assessments of realizable deferred tax assets. The valuation allowances as of October 3, 2004, and September 28, 2003, were related to nondeductible losses from investments in foreign equity investees and wholly owned foreign subsidiaries. The net change in the total valuation allowance for the years ended October 3, 2004, and September 28, 2003, was a decrease of $5.4 million and an increase of $7.0 million, respectively.

As of October 3, 2004, the Company has foreign tax credit carryforwards of $17.5 million with expiration dates between fiscal years 2005 and 2009. Effective in fiscal 2005, the American Jobs Creation Act extends the carryforward periods by an additional five years, to fiscal years 2010 and 2014. As of the end of fiscal 2004, the Company also has capital loss carryforwards of $11.1 million, expiring in 2006.

Taxes currently payable of $29.3 million and $30.5 million are included in "Accrued taxes" on the accompanying consolidated balance sheets as of October 3, 2004, and September 28, 2003, respectively.

Note 15: Earnings per Share

The following table represents the calculation of net earnings per common share – basic *(in thousands, except earnings per share):*

Fiscal year ended	Oct 3, 2004	Sept 28, 2003	Sept 29, 2002
Net earnings	$ 391,775	$ 268,346	$ 212,686
Weighted average common shares and common stock units outstanding	397,173	390,753	385,575
Net earnings per common share – basic	$ 0.99	$ 0.69	$ 0.55

The following table represents the calculation of net earnings per common and common equivalent share – diluted *(in thousands, except earnings per share):*

Fiscal year ended	Oct 3, 2004	Sept 28, 2003	Sept 29, 2002
Net earnings	$ 391,775	$ 268,346	$ 212,686
Weighted average common shares and common stock units outstanding	397,173	390,753	385,575
Dilutive effect of outstanding common stock options	14,292	10,895	11,951
Weighted average common and common equivalent shares outstanding	411,465	401,648	397,526
Net earnings per common share – diluted	$ 0.95	$ 0.67	$ 0.54

Options with exercise prices greater than the average market price were not included in the computation of diluted earnings per share. These options totaled 0.2 million, 0.6 million and 1.8 million in fiscal years 2004, 2003 and 2002, respectively.

Note 16: Related Party Transactions

In April 2001, three members of the Board of Directors and other investors, organized as The Basketball Club of Seattle, LLC (the "Basketball Club"), purchased the franchises for The Seattle Supersonics and The Seattle Storm basketball teams. An executive officer of the Company and member of the Board of Directors, Howard Schultz, owns a controlling interest in the Basketball Club. Starbucks paid approximately $0.8 million,

$0.7 million and $0.7 million during fiscal years 2004, 2003 and 2002, respectively, for team sponsorships and ticket purchases. Terms of the team sponsorship agreements did not change as a result of the related party relationship.

Prior to January 2003, a former member of the Company's Board of Directors served as a board member of, and owned an indirect interest in, a privately held company that provides Starbucks with in-store music services. Starbucks paid $0.7 million and $3.0 million to the privately held company for music services during fiscal years 2003 and 2002, respectively, while the related party relationship existed.

Note 17: Commitments and Contingencies

The Company has unconditionally guaranteed the repayment of certain Japanese yen-denominated bank loans and related interest and fees of an unconsolidated equity investee, Starbucks Coffee Japan, Ltd. The guarantees continue until the loans, including accrued interest and fees, have been paid in full. The maximum amount is limited to the sum of unpaid principal and interest amounts, as well as other related expenses. These amounts will vary based on fluctuations in the yen foreign exchange rate. As of October 3, 2004, the maximum amount of the guarantees was approximately $10.6 million. Since there has been no modification of these loan guarantees subsequent to the Company's adoption of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indebtedness of Others," Starbucks has applied the disclosure provisions only and has not recorded the guarantee in its statement of financial position.

Coffee brewing and espresso equipment sold to customers through Company-operated and licensed retail stores, as well as equipment sold to the Company's licensees for use in retail licensing operations, are under warranty for defects in materials and workmanship for a period ranging from 12 to 24 months. The Company establishes an accrual for estimated warranty costs at the time of sale, based on historical experience.

The following table summarizes the activity related to product warranty reserves during fiscal years 2004 and 2003 *(in thousands)*:

Fiscal year ended	Oct 3, 2004	Sept 28, 2003
Balance at beginning of fiscal year	$ 2,227	$ 1,842
Provision for warranties issued	5,093	2,895
Warranty claims	(4,229)	(2,510)
Balance at end of fiscal year	$ 3,091	$ 2,227

The Company is party to various legal proceedings arising in the ordinary course of its business, but it is not currently a party to any legal proceeding that management believes would have a material adverse effect on the consolidated financial position or results of operations of the Company.

Note 18: Subsequent Event

In November 2004, Starbucks increased its equity ownership from 18% to 100% for its licensed operations in Germany. For these operations, management determined that a change in accounting method, from the cost method to the consolidation method, will be required. This accounting change will include adjusting previously reported information for the Company's proportionate share of net losses of 18% as required by APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock," in the Company's fiscal first quarter of 2005.

As shown in the table below, the cumulative effect of the accounting change for financial results previously reported under the cost method will result in reductions of net earnings of $1.3 million, $1.4 million and $0.9 million for the fiscal years ended October 3, 2004, September 28, 2003, and September 29, 2002, respectively *(in thousands, except earnings per share)*:

Fiscal year ended	Oct 3, 2004	Sept 28, 2003	Sept 29, 2002
Net earnings, previously reported	$ 391,775	$ 268,346	$ 212,686
Effect of change to equity method	(1,287)	(1,355)	(928)
Net earnings, as restated	$ 390,488	$ 266,991	$ 211,758
Net earnings per common share – basic:			
Previously reported	$ 0.99	$ 0.69	$ 0.55
As restated	$ 0.98	$ 0.68	$ 0.55
Net earnings per common share – diluted:			
Previously reported	$ 0.95	$ 0.67	$ 0.54
As restated	$ 0.95	$ 0.66	$ 0.53

The following table summarizes the effects of the investment accounting change on net earnings and earnings per share for the periods indicated *(in thousands, except earnings per share)*:

Fiscal period ended	Dec 28, 2003 (13 Wks Ended)	Mar 28, 2004 (13 Wks Ended)	Jun 27, 2004 (13 Wks Ended)	Oct 3, 2004 (14 Wks Ended)
Net earnings, previously reported	$ 110,811	$ 79,488	$ 98,104	$ 103,372
Effect of change to equity method	(368)	(337)	(296)	(286)
Net earnings, as restated	$ 110,443	$ 79,151	$ 97,808	$ 103,086
Net earnings per common share – basic:				
Previously reported	$ 0.28	$ 0.20	$ 0.25	$ 0.26
As restated	$ 0.28	$ 0.20	$ 0.25	$ 0.26
Net earnings per common share – diluted:				
Previously reported	$ 0.27	$ 0.19	$ 0.24	$ 0.25
As restated	$ 0.27	$ 0.19	$ 0.24	$ 0.25

Note 19: Segment Reporting

Segment information is prepared on the same basis that the Company's management reviews financial information for operational decision making purposes. Starbucks segment reporting is based on two distinct, geographically defined operating segments: United States and International.

United States

The Company's United States operations ("United States") represent 85% of total retail revenues, 83% of specialty revenues and 85% of total net revenues. Company-operated retail stores sell coffee and other beverages, whole bean coffees, complementary food, coffee brewing equipment and merchandise. Nonretail activities within the United States include: licensed operations, foodservice accounts and other initiatives related to the Company's core businesses.

International

The Company's International operations ("International") represent the remaining 15% of retail revenues, 17% of specialty revenues and 15% of total net revenues. International sells coffee and other beverages, whole bean coffees, complementary food, coffee brewing equipment and merchandise through Company-operated retail stores in Canada, the United Kingdom, Thailand, Australia and Singapore, as well as through retail store licensing operations and foodservice accounts in these and more than 20 other countries. International operations are in various early stages of development and have country-specific regulatory requirements that necessitate a more extensive support organization, relative to the current levels of revenue and operating income, than in the United States.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 1. Operating income represents earnings before "Interest and other income, net," "Gain on sale of investment" and "Income taxes." No allocations of corporate overhead, interest or income taxes are made to the segments. Identifiable assets by segment are those assets used in the Company's operations in each segment. Unallocated corporate assets include cash and investments, unallocated assets of the corporate headquarters and roasting facilities, deferred taxes and certain other intangibles. Management evaluates performance of segments based on net revenues and operating expenses.

The table below presents information by operating segment *(in thousands)*:

Fiscal year ended	United States [1]	International [1]	Unallocated Corporate [2]	Total
Fiscal 2004:				
Total net revenues	$ 4,490,850	$ 803,397	$ –	$ 5,294,247
Earnings/(loss) before income taxes	765,153	53,368	(194,264)	624,257
Depreciation and amortization	201,703	45,783	32,538	280,024
Income from equity investees	37,453	23,204	–	60,657
Equity method investments	14,367	138,144	–	152,511
Identifiable assets	1,273,807	484,043	1,570,318	3,328,168
Fiscal 2003:				
Total net revenues	$ 3,472,452	$ 603,070	$ –	$ 4,075,522
Earnings/(loss) before income taxes	506,544	5,466	(175,675)	436,335
Depreciation and amortization	167,138	38,563	32,106	237,807
Income from equity investees	28,484	9,912	–	38,396
Equity method investments	16,919	117,422	–	134,341
Identifiable assets	1,161,512	383,324	1,184,910	2,729,746
Fiscal 2002:				
Total net revenues	$ 2,828,253	$ 460,655	$ –	$ 3,288,908
Earnings/(loss) before income taxes	506,885	3,835	(171,721)	338,999
Depreciation and amortization	142,752	34,069	28,736	205,557
Income from equity investees	19,182	14,263	–	33,445
Equity method investments	18,519	76,101	–	94,620
Identifiable assets	957,127	332,411	924,854	2,214,392

(1) For purposes of internal management and segment reporting, licensed operations in Hawaii and Puerto Rico are included in the International segment.

(2) Unallocated corporate includes certain general and administrative expenses, related depreciation and amortization expenses and amounts included in "Interest and other income, net" and "Gain on sale of investment" on the accompanying consolidated statements of earnings.

The tables below represent information by geographic area *(in thousands)*:

Fiscal year ended	Oct 3, 2004	Sept 28, 2003	Sept 29, 2002
Net revenues from external customers:			
United States	$ 4,501,287	$ 3,480,164	$ 2,830,650
Foreign countries	792,960	595,358	458,258
Total	$ 5,294,247	$ 4,075,522	$ 3,288,908

Revenues from foreign countries are based on the geographic location of the customers and consist primarily of revenues from the United Kingdom and Canada, which together account for approximately 81% of foreign net revenues. No customer accounts for 10% or more of the Company's revenues.

Fiscal year ended	Oct 3, 2004	Sept 28, 2003	Sept 29, 2002
Long-lived assets:			
United States	$ 1,663,856	$ 1,544,300	$ 1,202,652
Foreign countries	295,827	261,417	239,097
Total	$ 1,959,683	$ 1,805,717	$ 1,441,749

Assets attributed to foreign countries are based on the country in which those assets are located.

Note 20: **Quarterly Financial Information** (unaudited)

Summarized quarterly financial information in fiscal 2004 and 2003 is as follows *(in thousands, except earnings per share):*

	First	Second	Third	Fourth
2004 quarter:				
Net revenues	$ 1,281,191	$ 1,241,068	$ 1,318,691	$ 1,453,297
Operating income	175,520	124,521	153,807	156,269
Net earnings	110,811	79,488	98,104	103,372
Net earnings per common share – diluted	$ 0.27	$ 0.19	$ 0.24	$ 0.25
2003 quarter:				
Net revenues	$ 1,003,526	$ 954,206	$ 1,036,776	$ 1,081,014
Operating income	120,834	85,494	106,019	112,366
Net earnings	78,363	52,031	68,356	69,596
Net earnings per common share – diluted	$ 0.20	$ 0.13	$ 0.17	$ 0.17

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Starbucks Corporation is responsible for the preparation and integrity of the financial statements included in this Annual Report to Shareholders. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgments where necessary. Financial information included elsewhere in this Annual Report is consistent with these financial statements.

Management maintains a system of internal controls and procedures designed to provide reasonable assurance that transactions are executed in accordance with proper authorization, transactions are properly recorded in the Company's records, assets are safeguarded, and accountability for assets is maintained. Internal controls and procedures are periodically reviewed and revised, when appropriate, due to changing circumstances and requirements. In addition, the Company's internal audit department assesses the effectiveness and adequacy of internal controls on a regular basis and recommends improvements when appropriate. Management considers the internal auditors' and independent auditors' recommendations concerning the Company's internal controls and takes steps to implement those that are believed to be appropriate in the circumstances.

Independent auditors are appointed by the Company's Audit and Compliance Committee of the Board of Directors and ratified by the Company's shareholders to audit the financial statements in accordance with auditing standards generally accepted in the United States of America and to independently assess the fair presentation of the Company's financial position, results of operations and cash flows. Their report appears in this Annual Report.

The Audit and Compliance Committee, all of whose members are independent directors, is responsible for monitoring the Company's accounting and reporting practices. The Audit and Compliance Committee meets periodically with management, the independent auditors and the internal auditors, jointly and separately, to review financial reporting matters as well as to ensure that each group is properly discharging its responsibilities. The independent auditors and the internal auditors have full and free access to the Committee without the presence of management to discuss the results of their audits, the adequacy of internal accounting controls and the quality of financial reporting.



ORIN C. SMITH
president and
chief executive officer



MICHAEL CASEY
executive vice president,
chief financial officer and chief administrative officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Starbucks Corporation
Seattle, Washington

We have audited the accompanying consolidated balance sheets of Starbucks Corporation and subsidiaries (the "Company") as of October 3, 2004, and September 28, 2003, and the related consolidated statements of earnings, shareholders' equity and cash flows for the years ended October 3, 2004, September 28, 2003, and September 29, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 3, 2004, and September 28, 2003, and the results of its operations and its cash flows for the years ended October 3, 2004, September 28, 2003, and September 29, 2002, in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP
Seattle, Washington
December 7, 2004

SHAREHOLDER INFORMATION

Market Information and Dividend Policy

The Company's common stock is traded on the National Market tier of The Nasdaq Stock Market, Inc. ("Nasdaq"), under the symbol "SBUX." The following table sets forth the quarterly high and low closing sale prices per share of the common stock as reported by Nasdaq for each quarter during the last two fiscal years.

	HIGH	LOW
October 3, 2004:		
Fourth Quarter	$ 47.88	$ 42.57
Third Quarter	44.18	37.23
Second Quarter	38.95	32.30
First Quarter	33.00	28.80
September 28, 2003:		
Fourth Quarter	$ 30.19	$ 24.55
Third Quarter	26.74	22.91
Second Quarter	26.28	19.80
First Quarter	23.93	20.36

As of December 2, 2004, the Company had 13,095 shareholders of record. Starbucks has never paid any dividends on its common stock. The Company presently intends to retain earnings for use in its business and, therefore, does not anticipate paying a cash dividend in the near future.

The Company's Securities and Exchange Commission filings, including the Annual Report on Form 10-K for the fiscal year ended October 3, 2004, may be obtained without charge by accessing the Investor Relations section of the Company's website at www.starbucks.com/aboutus/investor.asp, at www.sec.gov or by making a request to Investor Relations via the address, phone number or website listed below.

Quarterly information, as well as other current and historical information about the Company is available immediately upon its release, free of charge, by accessing the Investor Relations section of the Company's website at www.starbucks.com/aboutus/investor.asp, at www.sec.gov or by making a request to Investor Relations via the address, phone number or website listed below.

Investor Relations

Investor Relations – M/S S-FP1
Starbucks Corporation
PO Box 34067
Seattle, WA 98124-1067
(206) 447-1575, ext. 87118
www.starbucks.com/aboutus/investor.asp

CORPORATE SOCIAL RESPONSIBILITY

Starbucks demonstrates its commitment to corporate social responsibility ("CSR") by conducting its business in ways that produce social, environmental and economic benefits to the communities where Starbucks operates. The Company aligns its principles for social responsibility with its overall strategy and business operations. As a result, Starbucks believes it delivers benefits to the Company and its stakeholders – partners, customers, suppliers, shareholders, community members and others – while distinguishing Starbucks as a leader within the coffee industry.

Providing open communication and transparency helps the Company be accountable to its stakeholders. To support this goal, Starbucks publishes a CSR Annual Report. Starbucks fiscal 2004 CSR Annual Report will be available online at www.starbucks.com/csr beginning February 9, 2005. To request a printed copy of the report, which will be available in late March 2005, please call 1-800-23-LATTE (1-800-235-2883) or email your request to info@starbucks.com.

BOARD OF DIRECTORS AND SENIOR OFFICERS

Board of Directors

Howard Schultz
Starbucks Corporation
chairman of the board and chief global strategist

Orin C. Smith
Starbucks Corporation
president and chief executive officer

Barbara Bass
Gerson Bakar Foundation
president

Howard Behar
Starbucks Corporation
director

William W. (Bill) Bradley
Allen & Company LLC
managing director

Craig J. Foley
Wickham Capital
general partner

Olden Lee
PepsiCo, Inc.
retired executive

Gregory B. Maffei
360networks Corporation
chairman and chief executive officer

James G. Shennan, Jr.
Trinity Ventures
general partner

Myron E. Ullman III
J.C. Penney Company
chairman and chief executive officer

Craig E. Weatherup
Pepsi-Cola Company
retired chief executive officer

Senior Officers

James Donald
ceo designate

James Alling
president, Starbucks Coffee U.S.

Martin Coles
president, Starbucks Coffee International

Paula E. Boggs
executive vice president, general counsel and secretary

Michael Casey
executive vice president, chief financial officer and chief administrative officer

Dorothy J. Kim
executive vice president, Supply Chain & Coffee Operations

David A. Pace
executive vice president, Partner Resources

Deidra Wager
executive vice president

Troy Alstead
senior vice president, Finance

Paul Twohig
senior vice president, Northeast Zone

Cliff Burrows
senior vice president, managing director, United Kingdom

Brian Crynes
senior vice president, chief information officer

Christine Day
senior vice president; president, Asia Pacific Group

Michelle Gass
senior vice president, Category Management

Tony George
senior vice president, Partner Resources, Starbucks Coffee International

Margaret Giuntini
senior vice president, Partner Resources, North America

Julio Gutierrez
senior vice president; president, Europe/Middle East/Africa

Willard (Dub) Hay
senior vice president, Coffee

Buck Hendrix
senior vice president; president, Latin America

Wanda Herndon
senior vice president, Global Communications

Gregg S. Johnson
senior vice president, Emerging Businesses

Chet Kuchinad
senior vice president, Total Pay

David Landau
senior vice president, deputy general counsel and chief compliance officer

Katharine Lindemann
senior vice president, Store Operations Services

Mark Lindstrom
senior vice president, Southwest Zone

Kenneth T. Lombard
senior vice president; president, Starbucks Entertainment

Gerardo "Gerry" Lopez
senior vice president; president, Global Consumer Products

Pedro Y.K. Man
senior vice president; president, Greater China

Colin Moore
senior vice president; president, Starbucks Canada

Dave Olsen
senior vice president, Culture and Leadership Development

Anne Saunders
senior vice president, Marketing

Steven Schickler
senior vice president; president, Seattle Coffee Company

Launi Skinner
senior vice president, Store Development

Richard Soderberg
senior vice president, Global Manufacturing Operations

Marc D. Stolzman
senior vice president, Finance and Business Development, Starbucks Coffee International

Sandra E. Taylor
senior vice president, Corporate Social Responsibility

Mark Wesley
senior vice president, Real Estate/Store Development, Starbucks Coffee International

Howard Wollner
senior vice president, Store Concepts

Thomas Yang
senior vice president, Consumer Products International

Design – Starbucks Creative Group


STARBUCKS
COFFEE